4-30-02

02033832

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of April, 2002

Minefinders Corporation Ltd.
(Translation of registrant's name into English)

Suite 1820, 701 West Georgia Street, Vancouver, B.C. V7Y 1C6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____________ No ____________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____________.

SUBSCRIPTION AGREEMENT

TO: **MINEFINDERS CORPORATION LTD.**

AND TO: **BMO NESBITT BURNS INC.**

FROM: ______________________
(Name of Purchaser)

DATED FOR REFERENCE: **March 21, 2002**

RE: **Subscription and Purchase of _____________ Common Shares of Minefinders Corporation Ltd.** (fill in number)

The undersigned (the "Purchaser") hereby subscribes irrevocably for and agrees to purchase from **Minefinders Corporation Ltd.** (the "Company"), subject to the terms and conditions set forth herein, that number of Common Shares (the "Securities") of the Company specified in paragraph A of Schedule "A" hereto for an aggregate subscription price specified in paragraph B of Schedule "A" hereto, representing a subscription price of $2.30 per Security.

1. Definitions

1.1 In this Subscription Agreement, including any schedules forming a part of this Subscription Agreement:

(a) "Agency Agreement" means the agency agreement to be entered into between the Company and the Agents on the Closing Date;

(b) "Agents" means BMO Nesbitt Burns Inc., Canaccord Capital Corporation and Jennings Capital Inc.;

(c) "Agents' Fee" means the fee payable to the Agents under the Agency Agreement;

(d) "AIF" has the meaning given to that term in Multilateral Instrument 45-102;

(e) "Alberta Commission" means the Alberta Securities Commission;

(f) "Applicable Securities Laws" means, in respect of each and every offer or sale of Securities, the securities legislation having application and the rules, policies, notices and orders issued by applicable Regulatory Authorities having application;

(g) "B.C. Act" means the *Securities Act* (British Columbia);

(h) "B.C. Commission" means the British Columbia Securities Commission;

(i) "BMO Nesbitt Burns" means BMO Nesbitt Burns Inc.;

(j) "TSE Policies" means the policies of the Toronto Stock Exchange;

(k) "Closing Date" has the meaning given to that term in section 11.1;

(l) "Closing" has the meaning given to that term in section 11.1;

(m) "Commissions" means the B.C. Commission, the Alberta Commission, the Ontario Commission and the Quebec Commission;

(n) "Common Share" means a common share of the Company and "Common Shares" means more than one Common Share;

(o) "Current AIF" has the meaning given to that term in Multilateral Instrument 45-102;

(p) "distribution" has the meaning given to that term under Applicable Securities Laws;

(q) "Exchange" means the Toronto Stock Exchange;

(r) "Exemptions" means the exemptions from the registration and prospectus or equivalent requirements under Applicable Securities Laws;

(s) "fully managed" in relation to an account, means that the Purchaser makes the investment decision for the account and has the full discretion to purchase or sell for the account without requiring the clients express consent to a transaction;

(t) "International Jurisdiction" means a country other than Canada or the United States;

(u) "material fact" has the meaning given to that term under Applicable Securities Laws;

(v) "Multilateral Instrument 45-102" means Multilateral Instrument 45-102 of the Canadian Securities Administrators which has been adopted by the Commissions and other securities regulatory authorities in Canada with the exception of the Quebec Commission;

(w) "National Instrument 43-101" means National Instrument 43-101 *Standards of Disclosure for Mineral Projects,* which has been adopted by the Canadian Securities Administrators;

(x) "Ontario Accredited Investor" means an accredited investor as that term is defined in Rule 45-501 of the Ontario Commission;

(y) "Ontario Commission" means the Ontario Securities Commission;

(z) "Portfolio Manager" means a person who carries on business as a "portfolio manager" (within the meaning of that term under Applicable Securities Laws of British Columbia) in British Columbia, Alberta, Ontario or Quebec and who purchases Securities as an agent for fully managed accounts;

(aa) "Private Placement" means the offering and sale of the Securities pursuant to the terms and conditions of the Subscription Agreements;

(bb) "Purchaser" means a person that subscribes for and purchases Securities under the Private Placement;

(cc) "Purchaser's Securities" means the number of Securities subscribed for by the Purchaser under this Subscription Agreement as specified in paragraph A of Schedule "A" hereto;

(dd) "Purchaser's Subscription Funds" means the aggregate subscription price for the Purchaser's Securities as specified and defined in paragraph B of Schedule "A" hereto;

(ee) "Qualifying Issuer" has the meaning given to that term in Multilateral Instrument 45-102;

(ff) "Qualifying Jurisdictions" means the Provinces of British Columbia, Alberta, Ontario and Quebec and such other jurisdictions as may be agreed to by the Company;

(gg) "Quebec Commission" means the Commission des Valeurs Mobilieres du Quebec;

(hh) "Regulation S" means Regulation S under the U.S. Securities Act;

(ii) "Regulatory Authorities" means the securities regulatory authorities in each of the Qualifying Jurisdictions;

(jj) "Security" means one common share of the Company offered under the Private Placement, and "Securities" means more than one Security;

(kk) "Subscription Agreement" means the subscription agreements (including this subscription agreement) or purchase agreements to be entered into between the Purchasers, the Agents and the Company in respect of the purchase and sale of Securities and includes all schedules attached to such subscription agreements or purchase agreements, in each case as they may be amended or supplemented from time to time;

(ll) "Time of Closing" has the meaning given to that term in section 11.1;

(mm) "United States" means the United States as such term is defined in Regulation S; and

(nn) "U.S. Securities Act" means the *Securities Act* of 1933, as amended, of the United States.

2. Subscription Procedure

2.1 On or before the Time of Closing the Purchaser shall deliver to the Agents or such other party as the Agents may direct:

(a) cash, wire transfer, a certified cheque or bank draft payable to the Agents or such other party as the Agents may direct, in an amount equal to the Purchaser's Subscription Funds;

(b) a completed and originally executed copy of this Subscription Agreement (including Schedule "A" hereto);

(c) if the Purchaser is an individual resident in British Columbia, a completed and originally executed copy of the Form BCF#45-903F1 attached as Schedule "B" hereto, in accordance with the instructions set forth in paragraph G of Schedule "A";

(d) a completed and originally executed copy of the TSE Private Placement Questionnaire and Undertaking attached as Schedule "C" hereto; and

(e) if the Purchaser is an Ontario Accredited Investor, a complete and originally executed copy of the Certificate of Ontario Accredited Investor in the form attached as Schedule "D" hereto.

2.2 The Purchaser's Private Placement Questionnaire and Undertaking attached as Schedule "C" hereto will be delivered by the Agents to the Company on or prior to the Time of Closing so as to permit the Company to make such necessary filings with the Exchange to obtain the approval of the Exchange to the Private Placement. The Purchaser's Subscription Funds will be held by the Agents on behalf of the Purchaser until such time as the conditions referred to in this Subscription Agreement required to be completed at or prior to the Time of Closing are satisfied or waived by the appropriate party, and, in the case of the Purchaser, in accordance with section 9 hereof. Upon the satisfaction or waiver of these conditions, the Agents will, at the Closing, and the Agents are hereby authorized to do so on behalf of the Purchaser, deliver this offer to the Company in accordance with the terms of the Agency Agreement, together with an amount equal to the Purchaser's Subscription Funds. The Company will, subject to section 2.3, issue and sell the Purchaser's Securities to the Purchaser and cause to be issued and delivered a definitive certificate representing the Purchaser's Securities registered in the name of the Purchaser (or in the other name or names set forth in paragraph E of Schedule "A" hereto) to the Purchaser in accordance with the Purchaser's delivery instructions in paragraph F of Schedule "A" hereto. In the event that this offer is not accepted by the Company or the conditions referred to above are not satisfied by the Company or waived by the Agents, within the appropriate time period referred to therein, this offer will be returned by the Agents to the Purchaser at the address of the Purchaser set forth in paragraph C of Schedule "A" hereto.

2.3 The Company will have the right to accept this offer (in whole or in part) at any time at or prior to the Time of Closing. The Company's acceptance of this offer will be conditional upon, among other things, the sale of the Purchaser's Securities to the Purchaser being exempt from any prospectus filing requirements of all Applicable Securities Laws. The Company will be deemed to have accepted this offer upon the delivery at the Closing of certificates representing the Purchaser's Securities referred to in section 2.2 to the Agents or upon the direction of the Agents.

2.4 The Purchaser will, promptly upon request by the Company, provide the Company or the Agents with any additional information and execute and deliver to the Company additional undertakings, questionnaires and other documents as the Company may request in connection with the issue and sale of the Securities. The Purchaser acknowledges and agrees that such undertakings, questionnaires and other documents, when executed and delivered by the Purchaser, will form part of and will be incorporated into this Subscription Agreement with the same effect as if each constituted a representation and warranty or covenant of the Purchaser hereunder in favour of the Company and the Agents. The Purchaser consents to the filing of such undertakings, questionnaires and other documents as may be required to be filed with any stock exchange or securities regulatory authority in connection with the transactions contemplated under this Subscription Agreement.

3. Terms of Private Placement

3.1 The Securities subscribed for are part of a larger offering of Securities having the material attributes described below and in the term sheet attached as Schedule "E" (provided that in the event of any discrepancy as between the material attributes of the Securities and the terms of the offering described herein, and the terms described in the term sheet attached as Schedule "E", the former shall take precedence and be deemed to be correct and shall apply to this transaction), which is being undertaken by the Company through the Agents on a best efforts basis, under the terms of the Agency Agreement. Under the Agency Agreement, the Company has agreed to pay the Agents a fee (the "Agents' Fee") of 6.0% of the gross proceeds from the sale of the Securities.

3.2 The Company covenants that it will use its reasonable best efforts to satisfy as expeditiously as possible each of the conditions of the Exchange required to be satisfied in order to list the Securities on the Exchange prior to the date that the Exchange requires such conditions to be satisfied.

3.3 The Company has filed a Current AIF in the Qualifying Jurisdictions, is in compliance with National Instrument 43-101 with respect to the filing of technical reports and therefore is a Qualifying Issuer, and so long as the requirements of Multilateral Instrument 45-102 and Quebec Commission decision #2001-C-0507 are met and the Purchaser is resident in one of the Qualifying Jurisdictions, the Securities will be subject to the hold period prescribed by section 2.5(2) of Multilateral Instrument 45-102 or Quebec Commission decision #2001-C-0507.

4. Representations, Warranties and Covenants of the Purchaser

4.1 By executing this Subscription Agreement, the Purchaser represents, warrants and covenants to the Company and the Agents (and acknowledges that the Company and the Agents and their respective counsel, are relying thereon) that:

All Purchasers

(a) the Purchaser is resident in the jurisdiction specified in paragraph C of Schedule "A" to this Subscription Agreement or, if the undersigned is acting as trustee or agent for a beneficial Purchaser of the Securities, the address of the Purchaser set forth on paragraph D of Schedule "A" to this Subscription Agreement is the true and correct address of the beneficial Purchaser;

(b) the Purchaser, whether acting as principal, trustee or agent, is not purchasing the Securities in the United States or for the account of a person in the United States or for resale in the United States, did not receive the offer to purchase the Securities or execute this Agreement in the United States, and understands and acknowledges that none of the Securities have been or will be registered under the U.S. Securities Act and that none of the Securities may be offered or sold within the United States except pursuant to registration or an exemption therefrom under the U.S. Securities Act;

(c) the Purchaser's Securities are not being purchased by the Purchaser as a result of any material information concerning the Company that has not been publicly disclosed and the Purchaser's decision to tender this offer and purchase the Purchaser's Securities has not been made as a result of any verbal or written representation as to fact or otherwise (including that any person will resell or repurchase or refund the purchase price of Purchaser's Securities other than in accordance with their terms) that the Common Shares will be listed and posted for trading on a stock exchange or that application has been made for such a listing or as to the future price or value of the Common Shares made by or on behalf of the Company or any other person and is based entirely upon currently available public information concerning the Company;

(d) if the Purchaser is resident of an International Jurisdiction then:

(i) the Purchaser is knowledgeable of, or has been independently advised as to, the Applicable Securities Laws of the International Jurisdiction which would apply to this subscription, if there are any;

(ii) the Purchaser is purchasing the Purchaser's Securities pursuant to Exemptions from the prospectus and registration requirements under the Applicable Securities Laws of that International Jurisdiction or, if such is not applicable, the Purchaser is permitted to purchase the Purchaser's Securities under the Applicable Securities Laws of the International Jurisdiction without the need to rely on Exemptions;

(iii) the Applicable Securities Laws do not require the Company to make any filings or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the International Jurisdiction; and

(iv) the purchase of the Purchaser's Securities by the Purchaser does not trigger:

(A) any obligation to prepare and file a prospectus or similar document, or any other report with respect to such purchase; or

(B) any registration or other obligation on the part of the Agents;

and the Purchaser will, if requested by the Company, deliver to the Company a certificate or opinion of local counsel from the International Jurisdiction which will confirm the matters referred to in subparagraphs (ii), (iii) and (iv) above to the satisfaction of the Company, acting reasonably;

(e) the Purchaser acknowledges that because this subscription is being made pursuant to the Exemptions:

(i) the Purchaser is restricted from using certain of the civil remedies available under the Applicable Securities Laws;

(ii) the Purchaser may not receive information that might otherwise be required to be provided to the Purchaser under the Applicable Securities Laws if the Exemptions were not being used; and

(iii) the Company is relieved from certain obligations that would otherwise apply under the Applicable Securities Laws if the Exemptions were not being used; and

the Purchaser further acknowledges that no securities commission or similar regulatory authority has reviewed or passed on the merits of the Private Placement or the Securities;

(f) the Purchaser further certifies that the Company has advised the Purchaser that it is relying on an exemption from the requirements to provide the Purchaser with a prospectus and to sell securities through a person registered to sell securities under the *Securities Act* (British Columbia) and, as a consequence of acquiring Securities pursuant to this exemption certain protections, rights and remedies provided by the *Securities Act* (British Columbia), including the statutory right of rescission or damages, will not be available to the Purchaser;

(g) the offering and sale of the Purchaser's Securities to the Purchaser was not made through an advertisement of the Securities in printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertisement;

(h) the Purchaser has not received or been provided with, nor has it requested, nor does it have any need to receive an offering memorandum or similar document in connection with the sale of the Securities describing the business and affairs of the Company;

(i) if the Purchaser is:

(i) an individual, the Purchaser has attained the age of majority and is legally competent to execute this Subscription Agreement and to take all actions required pursuant hereto;

(ii) a corporation, the Purchaser is a valid and subsisting corporation, has the necessary corporate capacity and authority to execute and deliver this Subscription Agreement and to observe and perform its covenants and obligations hereunder and has taken all necessary corporate action in respect thereof; or

(iii) a partnership, syndicate, trust or other form of unincorporated organization, the Purchaser has the necessary legal capacity and authority to execute and deliver this Subscription Agreement and to observe and perform its covenants and obligations hereunder and has obtained all necessary approvals in respect thereof; and

in any case, upon the execution and delivery of this Subscription Agreement, this Subscription Agreement will constitute a legal, valid and binding contract of the Purchaser enforceable against the Purchaser in accordance with its terms and neither the agreement resulting from such acceptance nor the completion of the transactions contemplated hereby conflicts with, or will conflict with, or results, or will result in, a breach or violation of any law applicable to the Purchaser, any constating documents of the Purchaser or any agreement to which the Purchaser is a party or by which the Purchaser is bound;

(j) the Purchaser further acknowledges that it understands that:

(i) there is no government or other insurance covering the Securities;

(ii) there are risks associated with the purchase of the Securities; and

(iii) there are restrictions on the Purchaser's ability to resell the Securities and it is the responsibility of the Purchaser to find out what these restrictions are and to comply with them before selling the Securities;

AND the Purchaser makes the representations and warranties under one of the bolded and italicized headings below and confirms which set of representations and warranties are being made by the completing Part G of Schedule "A" hereto:

$97, 000 exemption ($150,000 in Quebec, Saskatchewan or Nova Scotia. This exemption is not available in Ontario):

(k) where the Purchaser is purchasing Securities as principal, the Purchaser is purchasing the Securities as principal for its own account, and not for the benefit of any other person, and is purchasing a sufficient number of Securities such that the aggregate acquisition cost to the Purchaser of such Securities is not less than $97,000, if the Purchaser is a resident of British Columbia, Alberta, Manitoba, New Brunswick, Prince Edward Island, Newfoundland or an International Jurisdiction, or $150,000, if the Purchaser is a resident of Saskatchewan, Quebec or Nova Scotia;

(l) where the Purchaser is purchasing Securities as agent for a disclosed principal, the Purchaser is an agent with all necessary authority to execute this Subscription Agreement and all documentation in connection with the purchase on behalf of each beneficial purchaser, and each beneficial purchaser of such Securities for whom the Purchaser is acting is purchasing as principal for its own account, and not for the benefit of any other person, and is purchasing a sufficient number of Securities so that each such beneficial purchaser has an aggregate acquisition cost for such Securities of not less than $97,000, if the beneficial purchaser is a resident of British Columbia, Alberta, Manitoba, New Brunswick, Prince Edward Island, Newfoundland or an International Jurisdiction, or $150,000, if the beneficial purchaser is a resident of Saskatchewan, Quebec or Nova Scotia;

(m) where the Purchaser is purchasing Securities as a trustee, agent or portfolio manager (as defined under Applicable Securities Laws) for a principal which is undisclosed or identified by account number only, the Purchaser is purchasing a sufficient number of Securities such that the aggregate acquisition cost to the Purchaser of such Securities is not less than $97,000, if the Purchaser is a resident of British Columbia, Alberta, Manitoba, New Brunswick, Prince Edward Island, Newfoundland or an International Jurisdiction, or $150,000, if the Purchaser is a resident of Saskatchewan, Quebec or Nova Scotia and the Purchaser is:

   (i) resident in British Columbia and is a trust company or an insurer which has received a business authorization under the Financial Institutions Act (British Columbia) and is purchasing the Securities, having an aggregate acquisition cost to such Purchaser of not less than $97,000, as trustee or as agent for accounts fully managed by it;

   (ii) resident in British Columbia and is a portfolio manager registered as such under the B.C. Act and is purchasing the Securities, having an aggregate acquisition cost to such Purchaser of not less than $97,000, as trustee or as agent for accounts fully managed by it; or

   (iii) a trust company, insurer or portfolio manager authorized to carry on business in provinces or territories of Canada, other than British

Columbia, and is purchasing in British Columbia pursuant to BCI#45-504 of the B.C. Commission; or

(iv) a trust company, insurer or portfolio manager which is permitted under the Applicable Securities Laws of British Columbia and the Applicable Securities Laws of the jurisdiction in which the Purchaser resides, to be deemed to be purchasing the Securities as principal;

and if the Purchaser is a resident of a jurisdiction other than British Columbia, the Purchaser is:

(v) resident in Alberta and is a trust corporation under the Securities Act (Alberta) and is purchasing the Securities as trustee or as agent for accounts fully managed by it;

(vi) resident in Alberta and is registered as a portfolio manager under the Securities Act (Alberta) or is exempt from such registration under such Act, and is purchasing the Securities, having an aggregate acquisition cost to such Purchaser of not less than $97,000, as agent for accounts fully managed by it;

(vii) resident in Quebec and is a trust company licensed under the Act Respecting Trust Companies and Savings Companies (Quebec), an insurance company holding a license under the Act Respecting Insurance (Quebec), or a dealer or advisor registered in conformity with the Securities Act (Quebec), and is purchasing the Securities as trustee or as agent for the portfolio of third persons managed solely by it or a "sophisticated purchaser" as defined in and subject to section 44 of the *Securities Act* (Quebec); or

(viii) relying on and is purchasing the Securities in accordance with an order of the applicable securities commission of the Purchaser's province or International Jurisdiction of residence exempting the sale of such Securities from the requirements to file a prospectus or deliver an offering memorandum issued on or before the Closing Date;

and the Purchaser has due and proper authority to execute this Subscription Agreement and all other documentation in connection with the purchase on behalf of each such undisclosed principal;

(n) neither the Purchaser nor any beneficial purchaser on whose behalf the Purchaser is acting has been formed, created, established or incorporated for the purpose of permitting the purchase of the Securities without a prospectus by groups of individuals whose individual share of the aggregate acquisition cost for such Securities is less than $97,000, if the beneficial purchaser is a resident of British Columbia, Alberta, Manitoba, New Brunswick, Prince Edward Island, Newfoundland or an International Jurisdiction, or $150,000, if the beneficial purchaser is a resident of Saskatchewan, Quebec or Nova Scotia;

OR

Ontario Accredited Investor Exemption (Available to residents of Ontario only)

(o) if the Purchaser is resident in Ontario, the Purchaser is an Ontario Accredited Investor, has invested not less than $97,000 under this Agreement, and the Certificate completed and signed by the Purchaser and attached as Schedule "D" to this Agreement is true and correct.

4.2 The Purchaser acknowledges and agrees that the Agents assume no responsibility or liability of any nature whatsoever for the accuracy or adequacy of any publicly available information concerning the Company. The Purchaser further acknowledges and agrees that the Agents have not engaged in or conducted any independent investigation with respect to the Company.

4.3 The foregoing representations and warranties are made by the undersigned with the intent that they may be relied upon in determining the undersigned's eligibility to acquire the Securities under Applicable Securities Laws. Unless the Purchaser otherwise has advised the Company in writing, the representations and warranties of the Purchaser contained in this Subscription Agreement shall be true at the Time of Closing as though they were made at the Time of Closing and shall survive the completion of the transactions contemplated under this Subscription Agreement for a period of one year from the Closing Date.

5. <u>Representations and Warranties of the Company</u>

5.1 The Company represents and warrants to the Purchaser, and acknowledges that the Purchaser is relying on these representations and warranties in entering into this Agreement, that:

(a) the Company is a valid and subsisting corporation duly incorporated and in good standing under the laws of the jurisdiction in which it was incorporated, continued or amalgamated;

(b) the Company is a reporting issuer in British Columbia, Alberta, Ontario and Quebec and the Company is not, to the best of its knowledge, in material default of any of the requirements of the Applicable Securities Laws of those jurisdictions;

(c) the Company's subsidiaries (the "Subsidiaries"), if any, are valid and subsisting corporations and in good standing under the laws of the jurisdictions in which they were incorporated;

(d) the common shares of the Company are listed and posted for trading on the TSE and, to the best of its knowledge, the Company is not in material default of any of the listing requirements of the TSE;

(e) upon their issuance, the Shares will be validly issued and outstanding fully paid and non-assessable common shares of the Company registered as directed by the Purchaser, free and clear of all trade restrictions (except as may be imposed by operation of the Applicable Securities Laws) and, except as may be created by the Purchaser, liens, charges or encumbrances of any kind whatsoever;

(f) the Company and its Subsidiaries, if any, hold all licences and permits that are required for carrying on their business in the manner in which such business has been carried on and the Company and its Subsidiaries, if any, have the corporate power and capacity to own the assets owned by them and to carry on the business carried on by them and they are duly qualified to carry on business in all jurisdictions in which they carry on business;

(g) all prospectuses, exchange offering prospectuses, offering memorandums, filing statements, information circulars, material change reports, shareholder communications, press releases and other disclosure documents of the Company including, but not limited to, financial statements, contain no untrue statement of a material fact as at the date thereof nor do they omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made;

(h) to the best of its knowledge, and except as publicly disclosed, there are no material actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding, pending or threatened against or affecting the Company or its Subsidiaries, if any, at law or in equity or before or by any Federal, Provincial, State, Municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever and, to the best of the Company's knowledge, there is no basis therefor;

(i) the Company has good and sufficient right and authority to enter into this Agreement and complete its transactions contemplated under this Agreement on the terms and conditions set forth herein; and

(j) to the best of its knowledge, the execution and delivery of this Agreement, the performance of its obligations under this Agreement and the completion of its transactions contemplated under this Agreement will not conflict with, or result in the breach of or the acceleration of any indebtedness under, or constitute default under, the constating documents of the Company or any indenture, mortgage, agreement, lease, licence or other instrument of any kind whatsoever to which the Company is a party or by which it is bound, or any judgment or order of any kind whatsoever of any Court or administrative body of any kind whatsoever by which it is bound.

6. <u>Covenants of the Company</u>

6.1 The Company will:

(a) offer, sell, issue and deliver the Securities pursuant to the Exemptions or qualification requirements of Applicable Securities Laws of the Qualifying Jurisdictions and otherwise fulfil all legal requirements required to be fulfilled by the Company (including without limitation, compliance with all Applicable Securities Laws of the Qualifying Jurisdictions) in connection with the Private Placement;

(b) use its reasonable best efforts to maintain its status as a "reporting issuer" not in default in the Qualifying Jurisdictions;

(c) use its reasonable best efforts to maintain its listing of its common shares on the Exchange for a period of two years from the Closing Date;

(d) within the required time, file with the applicable Regulatory Authorities and the Exchange any documents, reports and information, in the required form, required to be filed by Applicable Securities Laws in connection with the Private Placement, together with any applicable filing fees and other materials;

(e) from and including the date of this Subscription Agreement through to and including the Time of Closing, do all such acts and things necessary to ensure that all of the representations and warranties of the Company contained in this Subscription Agreement or the Agency Agreement or any certificates or documents delivered by it pursuant thereto remain true and correct in all material respects; and

(f) from and including the date of this Subscription Agreement through to and including the Time of Closing, not do any such act or thing that would render any representation or warranty of the Company contained in this Subscription Agreement or the Agency Agreement or any certificates or documents delivered by it pursuant thereto materially untrue or materially incorrect.

7. Agreements Under Agency Agreement

7.1 By its acceptance of this offer, the Company confirms that the Purchaser will have the benefit of all of the representations, warranties, covenants and conditions provided to or for the benefit of the Agents under the Agency Agreement as if such representations, warranties, covenants and conditions were made directly to the Purchaser under this Subscription Agreement and the Company acknowledges that the Purchaser has relied on representations and warranties contained in the Agency Agreement.

8. Resale Restrictions

8.1 The Purchaser understands and acknowledges that the Securities will be subject to certain resale restrictions under Applicable Securities Laws and that certificates representing the Common Shares may bear certain legends to that effect. In that regard, if the Purchaser is a resident of any one of the Qualifying Jurisdictions, the Purchaser understands that the Company is presently a reporting issuer in the Qualifying Jurisdictions and that, subject to Applicable Securities Laws, and, for greater certainty, compliance with the requirements of Quebec decision #2001-C-0507, the Securities will be subject to the hold period prescribed by section 2.5(2) of Multilateral Instrument 45-102 or Quebec Commission decision #2001-C-0507, as the case may be.

8.2 The Purchaser also acknowledges that it has been advised to consult its own legal advisors with respect to applicable resale restrictions and that it is solely responsible (and neither the Company nor the Agents are in any way responsible) for complying with such restrictions.

8.3 If resident in Alberta, the Purchaser acknowledges that he, she or it will be required to file a first trade report with the Alberta Commission, prepared in accordance with Form 21, within 10 days of the first trade in the Common Shares, and accepts sole responsibility for filing the Form 21.

8.4 If resident in Ontario, the Purchaser acknowledges that he, she or it will be required to file a report on Form 45-501F2 with the Ontario Securities Commission, within 10 days of each trade in the Common Shares, and accepts sole responsibility for the filing of Form 45-501F2.

8.5 If the Purchaser is a control person of the Company, the Purchaser acknowledges that, in the case of a control distribution, as that term is defined in Multilateral Instrument 45-102, he, she or it may be required to Sedar-file a Form 45-102F2 on or before the tenth day after the distribution date and the Purchaser acknowledges and accepts sole responsibility for filing of the Form 45-501F2.

9. <u>Powers of Attorney</u>

9.1 The Purchaser hereby irrevocably appoints any officer of BMO Nesbitt Burns to act as its true and lawful attorney-in-fact to represent it at the Closing for the purpose of all closing matters and deliveries of documents and payments of funds and the Purchaser hereby authorizes BMO Nesbitt Burns to extend the Time of Closing and execute on the Purchaser's behalf instruments in writing to modify, waive, discharge or terminate this Subscription Agreement or any provision hereof as in their absolute discretion BMO Nesbitt Burns may deem appropriate.

10. <u>Indemnity</u>

10.1 The Purchaser agrees to indemnify and hold harmless the Company, the Agents and their respective directors, officers, employees, agents, advisers and shareholders from and against any and all loss, liability, claim, damage and expense whatsoever including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any litigation, administrative proceeding or investigation commenced or threatened or any claim whatsoever arising out of or based upon any representation or warranty of the Purchaser contained herein or in any document furnished by the Purchaser to the Company or the Agents in connection herewith being untrue in any material respect or any breach or failure by the Purchaser to comply with any covenant or agreement made by the Purchaser herein or in any document furnished by the Purchaser to the Company or the Agents in connection herewith.

11. <u>Closing</u>

11.1 The Purchaser acknowledges and agrees that the closing (the "Closing") of the transactions contemplated hereby and by the Agency Agreement will be completed at the place and in the manner set forth in the Agency Agreement, as the Company may direct, at 10:00 a.m. (Vancouver time) on March 27, 2002 or at such other time or at such Closing other time and date as the Company and the Agents may agree in writing (being the "Time of Closing" and the "Closing Date", respectively).

12. General

12.1 For the purposes of this Subscription Agreement, time is of the essence.

12.2 This offer is made for valuable consideration and may not be withdrawn, cancelled, terminated or revoked by the Purchaser.

12.3 Neither this Subscription Agreement nor any provision hereof shall be modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

12.4 This Subscription Agreement represents the entire agreement of the parties relating to the subject matter and there are no representation, warranties, covenants or agreements relating to the subject matter hereof except as stated or referred to herein.

12.5 The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as may either before or after the execution of this Subscription Agreement be reasonably required to carry out the full intent and meaning of this Subscription Agreement.

12.6 This Subscription Agreement shall be subject to, governed by and construed in accordance with the laws of British Columbia.

12.7 This Subscription Agreement may not be assigned by any party hereto.

12.8 The Company shall be entitled to rely on delivery of a facsimile copy of this Subscription Agreement, and acceptance by the Company of a facsimile copy of this Subscription Agreement shall create a legal, valid and binding agreement between the Purchaser and the Company in accordance with its terms.

12.9 Except for the terms defined herein or where the context provides otherwise, the defined terms of this Subscription Agreement have the meanings attributed to them in the Agency Agreement.

12.10 This Subscription Agreement may be signed by the parties in as many counterparts as may be deemed necessary, each of which so signed shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF the Purchaser has duly executed this Subscription Agreement as of the date first written above.

____

Name of the Purchaser

By:

____

Signature of Purchaser

____

Title (if applicable)

ACCEPTANCE

The above mentioned Subscription Agreement is hereby accepted by and agreed to by the Company this ____ day of ________________, 2002.

MINEFINDERS CORPORATION LTD.

By:

____

BMO Nesbitt Burns Inc. hereby accepts the terms of this Subscription Agreement this ______day of ________________, 2002.

BMO NESBITT BURNS INC.

By:

____

SCHEDULE "A" TO THE SUBSCRIPTION AGREEMENT

TO BE COMPLETED BY THE PURCHASER

A. **Number of Securities:** The total number of Securities subscribed for under this Subscription Agreement is as follows (please note: minimum of 42,174 Securities if the Purchaser is a resident of British Columbia, Alberta, Manitoba, Ontario, New Brunswick or an International Jurisdiction and minimum of 65,218 Securities if the Purchaser is a resident of Saskatchewan, Quebec, or Nova Scotia):

_________________ Securities

B. **Amount of Subscription Funds:** The total subscription amount (the "Purchaser's Subscription Funds") for the Securities subscribed for under this Subscription Agreement is as follows (please note: minimum of $97,000 if the Purchaser is a resident of British Columbia, Alberta, Manitoba, Ontario, New Brunswick or an International Jurisdiction and minimum of $150,000 if the Purchaser is a resident of Saskatchewan, Quebec, or Nova Scotia):

$ _________________

C. **Name and Address of Purchaser:** The name and address of the Purchaser is as follows:

Name: ______________________

Address: ______________________

____

____

D. **Name and Address of Beneficial Purchaser:** The name(s) and address(es) of any beneficial purchasers for whom the Purchaser is purchasing as agent or trustee are set forth below (or, if additional space is needed, are set forth in an attachment hereto):

Name: ______________________

Address: ______________________

____

____

E. **Registration Instructions:** The name(s) and address(es) of the person(s) in whose name(s) the Purchaser's Securities are to be registered, if other than as set forth in paragraph C above, are as follows (or, if additional space is needed, are set forth in an attachment hereto):

Name: ______________________

Address: ______________________

____

____

F. **Delivery Instructions**: The name and address of the person to whom the certificates representing the Purchaser's Securities referred to in paragraph A above are to be delivered, if other than as set forth in paragraph C above, is as follows:

Name: ______________________

Address: ______________________

____

____

G. **Exemption Relied Upon**: The Canadian exemption being relied upon by the Purchaser to purchase the Securities is as follows: [check one only]

$97,000 exemption[(1)] ($150,000 in Saskatchewan, Quebec and Nova Scotia) ☐

Ontario Accredited Investor exemption[(2)] ☐

(1) If the Purchaser is an individual resident in British Columbia, the Purchaser must complete and originally execute a copy of the Form BCF#45-903F1 attached as Schedule "B" hereto.

(2) Purchasers resident in Ontario and relying on this exemption must subscribe for a minimum of $97,000 and complete and sign the Certificate attached as Schedule "D".

H. **Ownership Interest:** The number of securities in the Company held by the Purchaser either directly or indirectly is as follows:

Number: ______________________

Type of Security: ______________________

SCHEDULE "B" TO THE SUBSCRIPTION AGREEMENT

BC FORM 45-903F1 (Previously Form 20A (IP))

Securities Act

Acknowledgment of Individual Purchaser

1. I have agreed to purchase from Minefinders Corporation Ltd. (the "Issuer") ____________ Common Shares (the "Securities") of the Issuer.

2. I am purchasing the Securities as principal and, on closing of the agreement of purchase and sale, I will be the beneficial owner of the Securities.

3. I **[circle one]** have/have not received an offering memorandum describing the Issuer and the Securities.

4. I acknowledge that:

   (a) no securities commission or similar regulatory authority has reviewed or passed on the merits of the Securities, **AND**

   (b) there is no government or other insurance covering the Securities, **AND**

   (c) I may lose all of my investment, **AND**

   (d) there are restrictions on my ability to resell the Securities and it is my responsibility to find out what those restrictions are and to comply with them before selling the Securities, **AND**

   (e) I will not receive a prospectus that the British Columbia Securities Act (the "Act") would otherwise require be given to me because the Issuer has advised me that it is relying on a prospectus exemption, **AND**

   (f) because I am not purchasing the Securities under a prospectus, I will not have the civil remedies that would otherwise be available to me, **AND**

   (g) the Issuer has advised me that it is using an exemption from the requirement to sell through a dealer registered under the Act, except purchases referred to in paragraph 5(g), and as a result I do not have the benefit of any protection that might have been available to me by having a dealer act on my behalf.

5. I also acknowledge that: **[circle one]**

   (a) I am purchasing Securities that have an aggregate acquisition cost of $97,000 or more, **OR**

   (b) my net worth, or my net worth jointly with my spouse at the date of the agreement of purchase and sale of the security, is not less than $400,000, **OR**

   (c) my annual net income before tax is not less than $75,000, or my annual net income before tax jointly with my spouse is not less than $125,000, in each of the two most recent calendar years, and I reasonably expect to have annual net income before tax of not less than $75,000 or annual net income before tax jointly with my spouse of not less than $125,000 in the current calendar year, **OR**

   (d) I am registered under the Act, **OR**

(e) I am a spouse, parent, brother, sister or child of a senior officer or director of the Issuer, or of an affiliate of the Issuer, **OR**

(f) I am a close personal friend of a senior officer or director of the Issuer, or of an affiliate of the Issuer, **OR**

(g) I am purchasing securities under section 128(c) ($25,000 - registrant required) of the Rules, and I have spoken to ______________________________ (Name of Registered Individual) of ________________________ (Name of Registered Individual's Registered Dealer) who has advised me that they are <u>registered to trade or advise</u> in the Securities and that the purchase of the Securities is a suitable investment for me.

6. If I am an individual referred to in paragraph 5(b), 5(c) or 5(d), I acknowledge that, on the basis of information about the Securities furnished by the Issuer, I am able to evaluate the risks and merits of the Securities because: **[circle one]**

(a) of my financial, business or investment experience, **OR**

(b) I have received advice from ____________________________ (Name of Registered Individual) of ______________________________________ (Name of Registered Individual's Registered Adviser/Dealer) who advised me that they are:

(i) registered to advise, or exempted from the requirement to be registered to advise, in respect of the Securities, and

(ii) not an insider of, or in a special relationship with, the Issuer.

The statements made in this report are true.

DATED: March ______, 2002.

____
Signature of Purchaser

____
Name of Purchaser

____
Address of Purchaser

____

SCHEDULE "C" TO THE SUBSCRIPTION AGREEMENT

TORONTO STOCK EXCHANGE FORMS

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

QUESTIONNAIRE

1. **DESCRIPTION OF TRANSACTION**

(a) Name of issuer of the Securities: Minefinders Corporation Ltd.

(b) Number and Class of Securities to be Purchased:

________ Securities, each Security consists of one common share of the Company.

(c) Purchase Price: $2.30 per Security.

2. **DETAILS OF PURCHASER**

(a) Name of purchaser:________________________________

(b) Address: ________________________________

____

____

(c) Names and address of persons having a greater than 10% beneficial interest in the purchaser:

3. **RELATIONSHIP TO ISSUER**

(a) Is the purchaser (or any person named in response to 2(c) above) an insider of the Issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider:

____

____

(b) If the answer to (a) is "no", are the purchaser and the Issuer controlled by the same person or company? If so, give details:

No: _____ Yes: _______; if "Yes", then: ______________________________

4. **DEALINGS OF PURCHASER IN SECURITIES OF THE ISSUER**

(a) Give details of all trading by the purchaser, as principal, in the securities of the Issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof:

____

____

____

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the Securities described in Item I of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction described herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

DATED at ______________________, this _________day of March, 2002.

____
Name of Purchaser

____
(Authorized Signature)

____
(Please print name of individual whose signature appears above, if different from name of purchaser printed above.)

SCHEDULE "D" TO THE SUBSCRIPTION AGREEMENT

CERTIFICATE OF ONTARIO ACCREDITED INVESTOR

(To be completed by all purchasers resident in Ontario)

The Purchaser represents and warrants that the Purchaser and, if applicable, each person for whose account it is purchasing the Securities, satisfies one or more of the categories of Accredited Investor (as that term is defined in Rule 45-501 of the Ontario Securities Commission) indicated below. **PLEASE INDICATE EACH CATEGORY OF ACCREDITED INVESTOR THAT YOU, THE PURCHASER, AND IF APPLICABLE, EACH PERSON FOR WHOSE ACCOUNT YOU ARE PURCHASING SECURITIES, SATISFY, BY PLACING AN "X" AGAINST THE APPROPRIATE CATEGORY BELOW.**

Many of the terms used below are defined in Rule 45-501 or otherwise in the *Securities Act* (Ontario) and reference should be had to these to determine eligibility as an "accredited investor" in any of the categories below.

______ (a) a bank listed in Schedule I or II of the Bank Act (Canada), or an authorized foreign bank listed in Schedule III of that Act:

______ (b) the Business Development Bank incorporated under the Business Development Bank Act (Canada);

______ (c) a loan corporation or trust corporation registered under the Loan and Trust Corporations Act (Ontario) or under the Trust and Loan Companies Act (Canada), or under comparable legislation in any other jurisdiction;

______ (d) a co-operative credit society, credit union central, federation of caisses populaires, credit union or league, or regional caisse populaire, or an association under the Cooperative Credit Associations Act (Canada), in each case, located in Canada;

______ (e) a company licensed to do business as an insurance company in any jurisdiction;

_______ (f) a subsidiary of any company referred to in paragraph (a), (b), (c), (d) or (e), where the company owns all of the voting shares of the subsidiary;

_______ (g) a person or company registered under the *Securities Act* (Ontario) or securities legislation in another jurisdiction as an adviser or dealer, other than a limited market dealer;

_______ (h) the government of Canada or of any jurisdiction, or any crown corporation, instrumentality or agency of a Canadian federal, provincial or territorial government;

_______ (i) any Canadian municipality or any Canadian provincial or territorial capital city;

_______ (j) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any instrumentality or agency thereof;

_______ (k) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a provincial pension commission or similar regulatory authority;

_______ (l) a registered charity under the Income Tax Act (Canada);

_______ (m) an individual who beneficially owns, or who together with a spouse beneficially own, financial assets[1] having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds $1,000,000;

_______ (n) an individual whose net income before taxes exceeded $200,000 in each of the two most recent years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of those years and who, in either case, has a reasonable expectation of exceeding the same net income level in the current year;

_______ (o) an individual who has been granted registration under the Act or securities legislation in another jurisdiction as a representative of a person or company referred to in paragraph (g), whether or not the individual's registration is still in effect;

_______ (p) a promoter of the issuer or an affiliated entity of a promoter of the issuer;

_______ (q) a spouse, parent, grandparent or child of an officer, director or promoter of the issuer;

_______ (r) a person or company that, in relation to the issuer, is an affiliated entity or a person or company referred to in clause (c) of the definition of distribution in subsection 1(1) of the *Securities Act* (Ontario);

_______ (s) a company, limited partnership, limited liability partnership, trust or estate, other than a mutual fund or non-redeemable investment fund, that had net assets of at least $5,000,000 as reflected in its most recently prepared financial statements;

_______ (t) a person or company that is recognized by the Commission as an accredited investor;

(u) a mutual fund or non-redeemable investment fund that, in Ontario, distributes its securities only to persons or companies that are accredited investors;

_______ (v) a mutual fund or non-redeemable investment fund that, in Ontario, distributes its securities under a prospectus for which a receipt has been granted by the Ontario Securities Commission;

________ (w) a managed account;

________ (x) an account that is fully managed by a trust corporation registered under the *Loan and Trust Corporations Act* (Ontario);

________ (y) an entity organized outside of Canada that is analogous to any of the entities referred to in paragraphs (a) through (g) and paragraph (k) in form and function; or

________ (z) a person or company in respect of which all of the owners of interests, direct or indirect, legal or beneficial, are persons or companies that are accredited investors.

---

(1) "financial assets" means cash, securities, or any contract of insurance or deposit or evidence thereof that is not a security for the purposes of the Ontario *Securities Act.* It does not include the family home.

____
Date

____
Purchaser's Signature or Signature by Purchaser's duly authorized signatory

____
(Print Name of Purchaser)

SCHEDULE "E"

MINEFINDERS CORPORATION LTD.

Private Placement of Common Shares

Terms and Conditions

Issuer:	Minefinders Corporation Ltd. ("Minefinders" or the "Company")
Issue:	Private placement of Common Shares
Issue Price:	C$2.30 per Common Share.
Issue Amount:	4.4 million Common Shares (C$10,120,000)
Use of Proceeds:	The net proceeds of the offering will primarily be used to fund continued drilling and exploration on the Company's Dolores gold-silver project in Mexico, as well as for general corporate purposes.
Form of Offering:	Marketed transaction by way of private placement exemption in certain provinces of Canada, and in the U.S. by private placement in reliance upon the exemption from registration provided in Section 4(2) of the United States Securities Act of 1933 and Rule 506 of Regulation D promulgated thereunder. It is a condition that the Company be a "qualifying issuer" under Multilateral Instrument 45-102 and, if there are Quebec purchasers, satisfy the conditions of Decision #2001-C-0507 of the Quebec Securities Commission, such that the Common Shares will be subject to a four-month hold period in Canada.
Listing:	The Common Shares will be listed on the Toronto Stock Exchange. All subscribers must complete a Private Placement Questionnaire and Undertaking for submission to the Toronto Stock Exchange to subscribe for this private placement.

Minimum Subscription:	Pursuant to private placement exemptions, subscribers must invest the following amounts: Alberta, British Columbia and Ontario: C$97,000 Québec: C$150,000 All subscribers must complete a Subscription Agreement to subscribe for this private placement.
Pricing:	On or about March 20, 2002.
Closing:	On or about March 27, 2002.

SUBSCRIPTION AGREEMENT
(U.S. Subscribers)

TO: **MINEFINDERS CORPORATION LTD.**

AND TO: **BMO NESBITT BURNS INC.**

FROM: ______________________
(Name of Purchaser)

DATED FOR REFERENCE: **March 21, 2002**

RE: **Subscription and Purchase of** ______________ **Common Shares of Minefinders Corporation Ltd.** (fill in number)

The undersigned (the "Purchaser") hereby subscribes irrevocably for and agrees to purchase from **Minefinders Corporation Ltd**. (the "Company"), subject to the terms and conditions set forth herein, that number of Common Shares (the "Securities") of the Company specified in paragraph A of Schedule "A" hereto for an aggregate subscription price specified in paragraph B of Schedule "A" hereto, representing a subscription price of $2.30 per Security.

1. Definitions

1.1 In this Subscription Agreement, including any schedules forming a part of this Subscription Agreement:

(a) "Agency Agreement" means the agency agreement to be entered into between the Company and the Agents on the Closing Date;

(b) "Agents" means BMO Nesbitt Burns Inc., Canaccord Capital Corporation and Jennings Capital Inc.;

(c) "Agents' Fee" means the fee payable to the Agents under the Agency Agreement;

(d) "AIF" has the meaning given to that term in Multilateral Instrument 45-102;

(e) "Applicable Securities Laws" means, in respect of each and every offer or sale of Securities, the securities legislation having application and the rules, policies, notices and orders issued by the Regulatory Authorities having jurisdiction;

(f) "B.C. Act" means the *Securities Act* (British Columbia);

(g) "BMO Nesbitt Burns" means BMO Nesbitt Burns Inc.

(h) "TSE Policies" means the policies of the Toronto Stock Exchange;

(i) "Closing Date" has the meaning given to that term in section 11.1;

(j) "Closing" has the meaning given to that term in section 11.1;

(k) "Commissions" means the British Columbia Securities Commission, the Alberta Securities Commission, the Ontario Securities Commission and the Commission des Valeurs Mobilieres du Quebec;

(l) "Common Share" means a common share of the Company and "Common Shares" means more than one Common Share;

(m) "Current AIF" has the meaning given to that term in Multilateral Instrument 45-102;

(n) "distribution" has the meaning given to that term under Applicable Securities Laws;

(o) "Exchange" means the Toronto Stock Exchange;

(p) "Exemptions" means the exemptions from the registration and prospectus or equivalent requirements under Applicable Securities Laws;

(q) "fully managed" in relation to an account, means that the Purchaser makes the investment decision for the account and has the full discretion to purchase or sell for the account without requiring the clients express consent to a transaction;

(r) "material fact" has the meaning given to that term under Applicable Securities Laws;

(s) "Multilateral Instrument 45-102" means Multilateral Instrument 45-102 of the Canadian Securities Administrators which has been adopted by the Commissions and other securities regulatory authorities in Canada with the exception of the Quebec Commission;

(t) "National Instrument 43-101" means National Instrument 43-101 *Standards of Disclosure for Mineral Projects*, which has been adopted by the Canadian Securities Administrators;

(u) "Portfolio Manager" means a person who carries on business as a "portfolio manager" (as defined under the *Securities Act* of British Columbia) and who purchases Securities as an agent for fully managed accounts;

(v) "Private Placement" means the offering and sale of the Securities pursuant to the terms and conditions of the Subscription Agreements;

(w) "Purchaser" means a person that subscribes for and purchases Securities under the Private Placement;

(x) "Purchaser's Securities" means the number of Securities subscribed for by the Purchaser under this Subscription Agreement as specified in paragraph A of Schedule "A" hereto;

(y) "Purchaser's Subscription Funds" means the aggregate subscription price for the Purchaser's Securities as specified and defined in paragraph B of Schedule "A" hereto;

(z) "Qualifying Issuer" has the meaning given to that term in Multilateral Instrument 45-102;

(aa) "Qualifying Jurisdictions" means the Provinces of British Columbia, Alberta, Ontario and Quebec and such other jurisdictions as may be agreed to by the Company;

(bb) "Quebec Commission" means the Commission des Valeurs Mobilieres du Quebec;

(cc) "Regulation D" means Regulation D under the U.S. Securities Act;

(dd) "Regulation S" means Regulation S under the U.S. Securities Act;

(ee) "Regulatory Authorities" means the securities regulatory authorities in each of the Qualifying Jurisdictions;

(ff) "Security" means one common share of the Company offered under the Private Placement, and "Securities" means more than one Security;

(gg) "Subscription Agreement" means the subscription agreements (including this subscription agreement) or purchase agreements to be entered into between the Purchasers, the Agents and the Company in respect of the purchase and sale of Securities and includes all schedules attached to such subscription agreements or purchase agreements, in each case as they may be amended or supplemented from time to time;

(hh) "Time of Closing" has the meaning given to that term in section 11.1;

(ii) "United States" means the United States as such term is defined in Regulation S;

(jj) "U.S. Accredited Investor" means an accredited investor as such term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act;

(kk) "U.S. Placement Agent" means BMO Nesbitt Burns Corp.;

(ll) "U.S. Securities Act" means the *Securities Act* of 1933, as amended, of the United States.

1.2 Unless otherwise stated herein, all dollar amounts refer to Canadian dollars.

2. Subscription Procedure

2.1 On or before the Time of Closing, the Purchaser shall deliver to the Agents or such other party as the Agents may direct:

(a) cash, wire transfer, a certified cheque or bank draft payable to the Agents or such other party as the Agents may direct in an amount equal to the Purchaser's Subscription Funds;

(b) a completed and originally executed copy of this Subscription Agreement (including Schedule "A" hereto);

(c) if the Purchaser is an individual resident in British Columbia, a completed and originally executed copy of the Form BCF#45-903F1 attached as Schedule "B" hereto, in accordance with the instructions set forth in paragraph G of Schedule "A" hereto, ;

(d) a completed and originally executed copy of the TSE Private Placement Questionnaire and Undertaking attached as Schedule "C" hereto; and

(e) a completed and originally executed copy of the Certificate of U.S. Accredited Investor attached as Schedule "D" hereto.

2.2 The Purchaser's Private Placement Questionnaire and Undertaking attached as Schedule C hereto will be delivered by the Purchaser to the Agents on or prior to the Time of Closing so as to permit the Company to make such necessary filings with the Exchange to obtain the approval of the Exchange to the Private Placement. The Purchaser's Subscription Funds will be held by the Agents on behalf of the Purchaser until such time as the conditions referred to in this Subscription Agreement required to be completed at or prior to the Time of Closing are satisfied or waived by the appropriate party and, in the case of the Purchaser, in accordance with section 9 hereof. Upon the satisfaction or waiver of these conditions, the Agents will, at the Closing, and the Agents are hereby authorized to do so on behalf of the Purchaser, deliver this offer to the Company in accordance with the terms of the Agency Agreement, together with an amount equal to the Purchaser's Subscription Funds. The Company will, at the Closing, and, subject to section 2.3, issue and sell the Purchaser's Securities to the Purchaser and cause to be issued and delivered a definitive certificate representing the Purchaser's Securities registered in the name of the Purchaser (or in the other name or names set forth in paragraph E of Schedule "A" hereto) to the Purchaser in accordance with the Purchaser's delivery instructions in paragraph F of Schedule "A" hereto. In the event that this offer is not accepted by the Company or the conditions referred to in this Subscription Agreement are not satisfied by the Company or waived by the Purchaser, within the appropriate time period referred to therein, this offer will be returned to the Purchaser at the address of the Purchaser set forth in paragraph C of Schedule "A" hereto.

2.3 The Company will have the right to accept this offer (in whole or in part) at any time at or prior to the Time of Closing. The Company's acceptance of this offer will be conditional upon, among other things, regulatory approval having been received from all Regulatory Authorities having jurisdiction and the sale of the Purchaser's Securities to the Purchaser being exempt from any prospectus filing requirements of all Applicable Securities Laws. The Company will be deemed to have accepted this offer upon the delivery at the Closing of certificates representing the Purchaser's Securities referred to in section 2.2 to the Purchaser.

2.4 The Purchaser will, promptly upon request by the Company, provide the Company with any additional information and execute and deliver to the Company additional undertakings, questionnaires and other documents as the Company may request in connection with the issue and sale of the Securities. The Purchaser acknowledges and agrees that such undertakings, questionnaires and other documents, when executed and delivered by the Purchaser, will form part of and will be incorporated into this Subscription Agreement with the same effect as if each constituted a representation and warranty or covenant of the Purchaser hereunder in favour of the Company and the Agents. The Purchaser consents to the filing of such undertakings, questionnaires and other documents as may be required to be filed with any stock exchange or securities regulatory authority in connection with the transactions contemplated under this Subscription Agreement.

3. <u>Terms of Private Placement</u>

3.1 The Securities subscribed for are part of a larger offering of Securities having the material attributes described below and in the term sheet attached as Schedule "E" (provided that in the event of any discrepancy as between the material attributes of the Securities and the terms of the offering described herein, and the terms described in the term sheet attached as Schedule "E", the former shall take precedence and be deemed to be correct and shall apply to this transaction), which is being undertaken by the Company through the Agents on a best efforts basis under the terms of the Agency Agreement. Under the Agency Agreement, the Company has agreed to pay the Agents a fee (the "Agents' Fee") of 6.0% of the gross proceeds from the sale of the Securities.

3.2 The Company covenants that it will use its reasonable best efforts to satisfy as expeditiously as possible each of the conditions of the Exchange required to be satisfied in order to list the Securities on the Exchange prior to the date that the Exchange requires such conditions to be satisfied.

3.3 The Company has filed a Current AIF in the Qualifying Jurisdictions, is in compliance with National Instrument 43-101 with respect to the filing of technical reports and therefore is a Qualifying Issuer, and, subject to Applicable Securities Laws where the Purchaser is resident in a jurisdiction other than a Qualifying Jurisdiction, so long as the requirements of Multilateral Instrument 45-102 and Quebec Commission decision #2001-C-0507 are met, the Securities will be subject to the hold period prescribed by section 2.5(2) of Multilateral Instrument 45-102 or Quebec Commission decision #2001-C-0507.

4. Representations, Warranties and Covenants of the Purchaser

4.1 By executing this Subscription Agreement, the Purchaser represents, warrants and covenants to the Company (and acknowledges that the Company and its counsel, are relying thereon) that:

All Purchasers

(a) the Purchaser is resident in the jurisdiction specified in paragraph C of Schedule "A" to this Subscription Agreement or, if the undersigned is acting as trustee or agent for a beneficial Purchaser of the Securities, the address of the Purchaser set forth on paragraph D of Schedule "A" to this Subscription Agreement is the true and correct address of the beneficial Purchaser;

(b) the Purchaser, whether acting as principal, trustee or agent, understands and acknowledges that none of the Common Shares have been or will be registered under the U.S. Securities Act, that none of the Common Shares may be offered or sold within the United States except pursuant to registration or an exemption under the U.S. Securities Act, and that it is a U.S. Accredited Investor purchasing the Securities from the Company on the terms and conditions set forth herein and in the Agency Agreement, pursuant to the exemption from registration provided by Rule 506 of Regulation D under the U.S. Securities Act and it has completed and delivered to the Company and to the U.S. Placement Agent a Certificate of U.S. Accredited Investor in the form attached as Schedule "E" hereto;

(c) the Purchaser's Securities are not being purchased by the Purchaser as a result of any material information concerning the Company that has not been publicly disclosed and the Purchaser's decision to tender this offer and purchase the Purchaser's Securities has not been made as a result of any verbal or written representation as to fact or otherwise (including that any person will resell or repurchase or refund the purchase price of Purchaser's Securities other than in accordance with their terms) that the Common Shares will be listed and posted for trading on a stock exchange or that application has been made for such a listing or as to the future price or value of the Common Shares made by or on behalf of the Company or any other person and is based entirely upon currently available public information concerning the Company;

(d) the Purchaser acknowledges that because this subscription is being made pursuant to the Exemptions:

 (i) the Purchaser is restricted from using certain of the civil remedies available under the Applicable Securities Laws;

 (ii) the Purchaser may not receive information that might otherwise be required to be provided to the Purchaser under the Applicable Securities Laws if the Exemptions were not being used; and

(iii) the Company is relieved from certain obligations that would otherwise apply under the Applicable Securities Laws if the Exemptions were not being used; and

the Purchaser further acknowledges that no securities commission or similar regulatory authority has reviewed or passed on the merits of the Private Placement or the Securities;

(e) the Purchaser further certifies that the Company has advised the Purchaser that it is relying on an exemption from the requirements to provide the Purchaser with a prospectus and to sell securities through a person registered to sell securities under the *Securities Act* (British Columbia) and, as a consequence of acquiring Securities pursuant to this exemption certain protections, rights and remedies provided by the *Securities Act* (British Columbia), including the statutory rights of rescission or damages, will not be available to the Purchaser;

(f) the offering and sale of the Purchaser's Securities to the Purchaser was not made through an advertisement of the Securities in printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertisement;

(g) the Purchaser has not received or been provided with nor has it requested, nor does it have any need to receive an offering memorandum or similar document in connection with the sale of the Securities describing the business and affairs of the Company which has been prepared for delivery to, and review by, prospective purchasers in order to assist it in making an investment decision in respect of the Securities;

(h) if the Purchaser is:

(i) an individual, the Purchaser has attained the age of majority and is legally competent to execute this Subscription Agreement and to take all actions required pursuant hereto;

(ii) a corporation, the Purchaser is a valid and subsisting corporation, has the necessary corporate capacity and authority to execute and deliver this Subscription Agreement and to observe and perform its covenants and obligations hereunder and has taken all necessary corporate action in respect thereof; or

(iii) a partnership, syndicate, trust or other form of unincorporated organization, the Purchaser has the necessary legal capacity and authority to execute and deliver this Subscription Agreement and to observe and perform its covenants and obligations hereunder and has obtained all necessary approvals in respect thereof; and

in any case, upon the execution and delivery of this Subscription Agreement, this Subscription Agreement will constitute a legal, valid and binding contract of the

Purchaser enforceable against the Purchaser in accordance with its terms and neither the agreement resulting from such acceptance nor the completion of the transactions contemplated hereby conflicts with, or will conflict with, or results, or will result in, a breach or violation of any law applicable to the Purchaser, any constating documents of the Purchaser or any agreement to which the Purchaser is a party or by which the Purchaser is bound;

(i) the Purchaser further acknowledges that it understands that:

(i) there is no government or other insurance covering the Securities;

(ii) there are risks associated with the purchase of the Securities; and

(iii) there are restrictions on the Purchaser's ability to resell the Securities and it is the responsibility of the Purchaser to find out what these restrictions are and to comply with them before selling the Securities;

AND the Purchaser makes the further representations and warranties under the bolded and italicized heading below in connection with the Canadian exemption being relied upon in this subscription:

$97, 000 exemption:

(j) where the Purchaser is purchasing Securities as principal, the Purchaser is purchasing the Securities as principal for its own account, and not for the benefit of any other person, and is purchasing a sufficient number of Securities such that the aggregate acquisition cost to the Purchaser of such Securities is not less than $97,000;

(k) where the Purchaser is purchasing Securities as agent for a disclosed principal, the Purchaser is an agent with all necessary authority to execute this Subscription Agreement and all documentation in connection with the purchase on behalf of each beneficial purchaser, and each beneficial purchaser of such Securities for whom the Purchaser is acting is purchasing as principal for its own account, and not for the benefit of any other person, and is purchasing a sufficient number of Securities so that each such beneficial purchaser has an aggregate acquisition cost for such Securities of not less than $97,000; and

(l) where the Purchaser is purchasing Securities as a trustee, agent or portfolio manager (as defined under Applicable Securities Laws) for a principal which is undisclosed or identified by account number only, the Purchaser is purchasing a sufficient number of Securities such that the aggregate acquisition cost to the Purchaser of such Securities is not less than $97,000, the Purchaser is relying on and is purchasing the Securities in compliance with B.C. Instrument 45-504, and the Purchaser has due and proper authority to execute this Subscription Agreement and all other documentation in connection with the purchase on behalf of each such undisclosed principal; and

(m) neither the Purchaser nor any beneficial purchaser on whose behalf the Purchaser is acting has been formed, created, established or incorporated for the purpose of permitting the purchase of the Securities without a prospectus by groups of individuals whose individual share of the aggregate acquisition cost for such Securities is less than $97,000.

4.2 The Purchaser acknowledges and agrees that the Agents assumes no responsibility or liability of any nature whatsoever for the accuracy or adequacy of any publicly available information concerning the Company. The Purchaser further acknowledges and agrees that the Agents have not engaged in or conducted any independent investigation with respect to the Company

4.3 The foregoing representations and warranties are made by the undersigned with the intent that they may be relied upon in determining the undersigned's eligibility to acquire the Securities under Applicable Securities Laws. Unless the Purchaser otherwise has advised the Company in writing, the representations and warranties of the Purchaser contained in this Subscription Agreement shall be true at the Time of Closing as though they were made at the Time of Closing and shall survive the completion of the transactions contemplated under this Subscription Agreement for a period of one year from the Closing Date.

5. Representations and Warranties of the Company

5.1 The Company represents and warrants to the Purchaser, and acknowledges that the Purchaser is relying on these representations and warranties in entering into this Agreement, that:

(a) the Company is a valid and subsisting corporation duly incorporated and in good standing under the laws of the jurisdiction in which it was incorporated, continued or amalgamated;

(b) the Company is a reporting issuer in British Columbia, Alberta, Ontario and Quebec and the Company is not, to the best of its knowledge, in material default of any of the requirements of the Applicable Securities Laws of those jurisdictions;

(c) the Company's subsidiaries (the "Subsidiaries"), if any, are valid and subsisting corporations and in good standing under the laws of the jurisdictions in which they were incorporated;

(d) the common shares of the Company are listed and posted for trading on the TSE and, to the best of its knowledge, the Company is not in material default of any of the listing requirements of the TSE;

(e) upon their issuance, the Shares will be validly issued and outstanding fully paid and non-assessable common shares of the Company registered as directed by the Purchaser, free and clear of all trade restrictions (except as may be imposed by operation of the Applicable Securities Laws) and, except as may be created by the Purchaser, liens, charges or encumbrances of any kind whatsoever;

(f) the Company and its Subsidiaries, if any, hold all licences and permits that are required for carrying on their business in the manner in which such business has been carried on and the Company and its Subsidiaries, if any, have the corporate power and capacity to own the assets owned by them and to carry on the business carried on by them and they are duly qualified to carry on business in all jurisdictions in which they carry on business;

(g) all prospectuses, exchange offering prospectuses, offering memorandums, filing statements, information circulars, material change reports, shareholder communications, press releases and other disclosure documents of the Company including, but not limited to, financial statements, contain no untrue statement of a material fact as at the date thereof nor do they omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made;

(h) to the best of its knowledge, and except as publicly disclosed, there are no material actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding, pending or threatened against or affecting the Company or its Subsidiaries, if any, at law or in equity or before or by any Federal, Provincial, State, Municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever and, to the best of the Company's knowledge, there is no basis therefor;

(i) the Company has good and sufficient right and authority to enter into this Agreement and complete its transactions contemplated under this Agreement on the terms and conditions set forth herein; and

(j) to the best of its knowledge, the execution and delivery of this Agreement, the performance of its obligations under this Agreement and the completion of its transactions contemplated under this Agreement will not conflict with, or result in the breach of or the acceleration of any indebtedness under, or constitute default under, the constating documents of the Company or any indenture, mortgage, agreement, lease, licence or other instrument of any kind whatsoever to which the Company is a party or by which it is bound, or any judgment or order of any kind whatsoever of any Court or administrative body of any kind whatsoever by which it is bound.

6. <u>Covenants of the Company</u>

6.1 The Company will:

(a) offer, sell, issue and deliver the Securities pursuant to the Exemptions or qualification requirements of Applicable Securities Laws of the Qualifying Jurisdictions and otherwise fulfil all legal requirements required to be fulfilled by the Company (including without limitation, compliance with all Applicable

Securities Laws of the Qualifying Jurisdictions) in connection with the Private Placement;

(b) use its reasonable best efforts to maintain its status as a "reporting issuer" not in default in the Qualifying Jurisdictions;

(c) use its reasonable best efforts to maintain its listing of its common shares on the Exchange for a period of two years from the Closing Date;

(d) within the required time, file with the applicable Regulatory Authorities and the Exchange any documents, reports and information, in the required form, required to be filed by Applicable Securities Laws in connection with the Private Placement, together with any applicable filing fees and other materials;

(e) from and including the date of this Subscription Agreement through to and including the Time of Closing, do all such acts and things necessary to ensure that all of the representations and warranties of the Company contained in this Subscription Agreement or any certificates or documents delivered by it pursuant thereto remain true and correct in all material respects; and

(f) from and including the date of this Subscription Agreement through to and including the Time of Closing, not do any such act or thing that would render any representation or warranty of the Company contained in this Subscription Agreement or any certificates or documents delivered by it pursuant thereto materially untrue or materially incorrect.

7. <u>Agreements Under Agency Agreement</u>

7.1 By its acceptance of this offer, the Company confirms that the Purchaser will have the benefit of all of the representations, warranties, covenants and conditions provided to or for the benefit of the Agents under the Agency Agreement as if such representations, warranties, covenants and conditions were made directly to the Purchaser under this Subscription Agreement and the Company acknowledges that the Purchaser has relied on representations and warranties contained in the Agency Agreement.

8. <u>Resale Restrictions</u>

8.1 The Purchaser understands and acknowledges that the Securities will be subject to certain resale restrictions under Applicable Securities Laws and the securities laws of the United States and that certificates representing the Securities may bear certain legends to that effect. In that regard the Purchaser further understands that the Company is presently a reporting issuer only in the Qualifying Jurisdictions and that, subject to Applicable Securities Laws, and, for greater certainty, compliance with the requirements of Quebec Commission decision #2001-C-0507, the Securities will be subject to the hold period prescribed by section 2.5(2) of Multilateral Instrument 45-102 or Quebec Commission decision #2001-C-0507, as the case may be.

8.2 The Purchaser also acknowledges that it has been advised to consult its own legal advisors with respect to applicable resale restrictions and that it is solely responsible (and neither the Company nor the Agents are in any way responsible) for complying with such restrictions.

8.3 If the Purchaser is a control person of the Company, the Purchaser acknowledges that, in the event of a control distribution, as that term is defined in Multilateral Instrument 45-102, he, she or it may be required to Sedar-file a Form 45-102F2 on or before the tenth day after the distribution date and the Purchaser acknowledges and accepts sole responsibility for filing the Forms 45-102F2.

9. Powers of Attorney

9.1 The Purchaser hereby irrevocably appoints any officer of BMO Nesbitt Burns to act as its true and lawful attorney-in-fact to represent it at the Closing for the purpose of all closing matters and deliveries of documents and payments of funds and the Purchaser hereby authorizes BMO Nesbitt Burns to extend the Time of Closing and execute on the Purchaser's behalf instruments in writing to modify, waive, discharge or terminate this Subscription Agreement or any provision hereof as in its absolute discretion BMO Nesbitt Burns may deem appropriate.

10. Indemnity

10.1 The Purchaser agrees to indemnify and hold harmless the Company and its directors, officers, employees, agents, advisers and shareholders from and against any and all loss, liability, claim, damage and expense whatsoever including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any litigation, administrative proceeding or investigation commenced or threatened or any claim whatsoever arising out of or based upon any representation or warranty of the Purchaser contained herein or in any document furnished by the Purchaser to the Company in connection herewith being untrue in any material respect or any breach or failure by the Purchaser to comply with any covenant or agreement made by the Purchaser herein or in any document furnished by the Purchaser to the Company in connection herewith.

11. Closing

11.1 The Purchaser acknowledges and agrees that the closing (the "Closing") of the transactions contemplated hereby and by the Agency Agreement will be completed at the place and in the manner set forth in the Agency Agreement, as the Company may direct, at 10:00 a.m. (Vancouver time) on March 27, 2002 or at such other time or at such Closing other time and date as the Company and the Agents may agree in writing (being the "Time of Closing" and the "Closing Date", respectively).

12. General

12.1 For the purposes of this Subscription Agreement, time is of the essence.

12.2 This offer is made for valuable consideration and may not be withdrawn, cancelled, terminated or revoked by the Purchaser.

12.3 Neither this Subscription Agreement nor any provision hereof shall be modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

12.4 This Subscription Agreement represents the entire agreement of the parties relating to the subject matter and there are no representation, warranties, covenants or agreements relating to the subject matter hereof except as stated or referred to herein.

12.5 The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as may either before or after the execution of this Subscription Agreement be reasonably required to carry out the full intent and meaning of this Subscription Agreement.

12.6 This Subscription Agreement shall be subject to, governed by and construed in accordance with the laws of British Columbia.

12.7 This Subscription Agreement may not be assigned by any party hereto.

12.8 The Company shall be entitled to rely on delivery of a facsimile copy of this Subscription Agreement, and acceptance by the Company of a facsimile copy of this Subscription Agreement shall create a legal, valid and binding agreement between the Purchaser and the Company in accordance with its terms.

12.9 This Subscription Agreement may be signed by the parties in as many counterparts as may be deemed necessary, each of which so signed shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF the Purchaser has duly executed this Subscription Agreement as of the date first written above.

____
Name of the Purchaser

By:

____
Signature of Purchaser

____
Title (if applicable)

ACCEPTANCE

The above mentioned Subscription Agreement is hereby accepted by and agreed to by the Company this ____ day of ___________, 2002.

MINEFINDERS CORPORATION LTD.

By:

____

The Agents hereby accepts the terms of the Subscription Agreement this ____ day of ___________, 2002.

BMO NESBITT BURNS INC.

By:

____

SCHEDULE "A" TO THE SUBSCRIPTION AGREEMENT

TO BE COMPLETED BY THE PURCHASER

A. **Number of Securities:** The total number of Securities subscribed for under this Subscription Agreement is as follows (please note: minimum of 42,174 Securities):

_________________ Securities

B. **Amount of Subscription Funds:** The total subscription amount (the "Purchaser's Subscription Funds") for the Securities subscribed for under this Subscription Agreement is as follows (please note: minimum of Cdn.$97,000):

$_________________

C. **Name and Address of Purchaser:** The name and address of the Purchaser is as follows:

Name: ______________________

Address: ______________________

____

____

D. **Name and Address of Beneficial Purchaser:** The name(s) and address(es) of any beneficial purchasers for whom the Purchaser is purchasing as agent or trustee are set forth below (or, if additional space is needed, are set forth in an attachment hereto):

Name: ______________________

Address: ______________________

____

____

E. **Registration Instructions:** The name(s) and address(es) of the person(s) in whose name(s) the Purchaser's Securities are to be registered, if other than as set forth in paragraph C above, are as follows (or, if additional space is needed, are set forth in an attachment hereto):

Name: ______________________

Address: ______________________

____

____

F. **Delivery Instructions**: The name and address of the person to whom the certificates representing the Purchaser's Securities referred to in paragraph A above are to be delivered, if other than as set forth in paragraph C above, is as follows:

Name: ______________________

Address: ______________________

____

____

G. **Exemption Relied Upon**: The Canadian exemption being relied upon by the Purchaser to purchase the Securities is as follows:

$97,000 exemption(1) under the British Columbia *Securities Act*

(1) If the Purchaser is an individual resident in British Columbia, the Purchaser must complete and originally execute a copy of the Form BCF#45-903F1 attached as Schedule "B" hereto.

H. **Ownership Interest:** The number of securities in the Company held by the Purchaser either directly or indirectly is as follows:

Number: ______________________

Type of Security: ______________________

SCHEDULE "B" TO THE SUBSCRIPTION AGREEMENT

BC FORM 45-903F1 (Previously Form 20A (IP))

Securities Act

Acknowledgment of Individual Purchaser

1. I have agreed to purchase from Minefinders Corporation Ltd. (the "Issuer") ___________________________ Common Shares (the "Securities") of the Issuer.

2. I am purchasing the Securities as principal and, on closing of the agreement of purchase and sale, I will be the beneficial owner of the Securities.

3. I **[circle one]** have/have not received an offering memorandum describing the Issuer and the Securities.

4. I acknowledge that:

   (a) no securities commission or similar regulatory authority has reviewed or passed on the merits of the Securities, **AND**

   (b) there is no government or other insurance covering the Securities, **AND**

   (c) I may lose all of my investment, **AND**

   (d) there are restrictions on my ability to resell the Securities and it is my responsibility to find out what those restrictions are and to comply with them before selling the Securities, **AND**

   (e) I will not receive a prospectus that the British Columbia Securities Act (the "Act") would otherwise require be given to me because the Issuer has advised me that it is relying on a prospectus exemption, **AND**

   (f) because I am not purchasing the Securities under a prospectus, I will not have the civil remedies that would otherwise be available to me, **AND**

   (g) the Issuer has advised me that it is using an exemption from the requirement to sell through a dealer registered under the Act, except purchases referred to in paragraph 5(g), and as a result I do not have the benefit of any protection that might have been available to me by having a dealer act on my behalf.

5. I also acknowledge that: **[circle one]**

   (a) I am purchasing Securities that have an aggregate acquisition cost of $97,000 or more, **OR**

   (b) my net worth, or my net worth jointly with my spouse at the date of the agreement of purchase and sale of the security, is not less than $400,000, **OR**

   (c) my annual net income before tax is not less than $75,000, or my annual net income before tax jointly with my spouse is not less than $125,000, in each of the two most recent calendar years, and I reasonably expect to have annual net income before tax of not less than $75,000 or annual net income before tax jointly with my spouse of not less than $125,000 in the current calendar year, **OR**

   (d) I am registered under the Act, **OR**

(e) I am a spouse, parent, brother, sister or child of a senior officer or director of the Issuer, or of an affiliate of the Issuer, **OR**

(f) I am a close personal friend of a senior officer or director of the Issuer, or of an affiliate of the Issuer, **OR**

(g) I am purchasing securities under section 128(c) ($25,000 - registrant required) of the Rules, and I have spoken to ______________________________ (Name of Registered Individual) of ________________________ (Name of Registered Individual's Registered Dealer) who has advised me that they are registered to trade or advise in the Securities and that the purchase of the Securities is a suitable investment for me.

6. If I am an individual referred to in paragraph 5(b), 5(c) or 5(d), I acknowledge that, on the basis of information about the Securities furnished by the Issuer, I am able to evaluate the risks and merits of the Securities because: **[circle one]**

(a) of my financial, business or investment experience, **OR**

(b) I have received advice from ____________________________ (Name of Registered Individual) of ______________________________________ (Name of Registered Individual's Registered Adviser/Dealer) who advised me that they are:

(i) registered to advise, or exempted from the requirement to be registered to advise, in respect of the Securities, and

(ii) not an insider of, or in a special relationship with, the Issuer.

The statements made in this report are true.

DATED: __________________________, 2002.

____

Signature of Purchaser

____

Name of Purchaser

____

Address of Purchaser

____

SCHEDULE "C" TO THE SUBSCRIPTION AGREEMENT

TORONTO STOCK EXCHANGE FORMS

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

QUESTIONNAIRE

1. **DESCRIPTION OF TRANSACTION**

(a) Name of issuer of the Securities: Minefinders Corporation Ltd.

(b) Number and Class of Securities to be Purchased:

________ Securities, each Security consists of one common share of the Company.

(c) Purchase Price: $2.30 per Security.

2. **DETAILS OF PURCHASER**

(a) Name of purchaser: ____________________________________

(b) Address: ____________________________________

____

____

(c) Names and address of persons having a greater than 10% beneficial interest in the purchaser:

3. **RELATIONSHIP TO ISSUER**

(a) Is the purchaser (or any person named in response to 2(c) above) an insider of the Issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider:

____

____

(b) If the answer to (a) is "no", are the purchaser and the Issuer controlled by the same person or company? If so, give details:

No: _____ Yes: _______; if "Yes", then: ____________________________________

4. **DEALINGS OF PURCHASER IN SECURITIES OF THE ISSUER**

(a) Give details of all trading by the purchaser, as principal, in the securities of the Issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof:

____

____

____

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the Securities described in Item I of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction described herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

DATED at __________________, this ____ day of ____________________, 2002.

____
(Name of Purchaser - please print)

____
(Authorized Signature)

____
(Official Capacity - please print)

____
(Please print name of individual whose signature appears above, if different from name of purchaser printed above)

SCHEDULE "D" TO THE SUBSCRIPTION AGREEMENT

CERTIFICATE OF U.S. ACCREDITED INVESTOR

(All Purchasers must complete this form)

TO: MINEFINDERS CORPORATION LTD. (the "Company")

AND TO: BMO NESBITT BURNS INC.

1. **General**

1.1 The Purchaser is acquiring the securities described in the Subscription Agreement pursuant to an exemption from the prospectus, offering document and registration requirements of applicable securities legislation.

1.2 The Purchaser acknowledges that the representations, warranties, covenants and agreements contained in this agreement are made by it with the intent that they may be relied upon by the Company in determining its eligibility or the eligibility of others on whose behalf it is contracting thereunder to purchase Securities.

1.3 In addition to the representations, warranties and covenants of the Purchaser set forth in the Subscription Agreement, the Purchaser agrees that by accepting Securities it will be representing and warranting that the representations and warranties below are true as at the Time of Closing with the same force and effect as if they had been made by it at the Time of Closing and that they will survive the purchase by it of Securities and will continue in full force and effect notwithstanding any subsequent disposition by it of such securities.

1.4 The Purchaser covenants, represents and warrants to the Company that:

(a) if the Purchaser is a partnership, trust, corporation or other entity: (1) it was not organized for the purpose of acquiring the Securities (unless all of its equity owners are "U.S. Accredited Investors" as defined in Section 1 of the Subscription Agreement); (2) it has the power and authority to execute and comply with the terms of the Subscription Agreement and the person executing said documents on its behalf has the necessary power to do so; and (3) its principal place of business and principal office are located within the state set forth in paragraph C of Schedule "A" to the Subscription Agreement; and

(b) all information which the Purchaser has provided concerning himself, herself or itself is correct and complete as of the date set forth below, and if there should be any material change in such information prior to the acceptance of this subscription for the securities, he, she or it will immediately provide such information to the Company.

2. Additional Terms in Respect of Securities Sold in the United States

2.1 Under the terms of the Agency Agreement, the Securities will be sold in the United States by the Company through the U.S. Placement Agent.

2.2 The Purchaser's Subscription Funds and any other documents delivered in connection herewith will be held by the U.S. Placement Agent until such time as the conditions referred to in this Subscription Agreement and the Agency Agreement required to be completed on or prior to the Time of Closing are satisfied or waived by the appropriate party.

3. Accredited Investor

The Purchaser represents and warrants that the Purchaser, and if applicable, each person for whose account it is purchasing the Securities, satisfies one or more of the categories of Accredited Investor indicated below. **PLEASE INDICATE EACH CATEGORY OF ACCREDITED INVESTOR THAT YOU, THE PURCHASER, AND IF APPLICABLE, EACH PERSON FOR WHOSE ACCOUNT YOU ARE PURCHASING SECURITIES, SATISFY, BY PLACING AN "X" ON THE APPROPRIATE LINE BELOW.**

______ Category 1. A bank, as defined in Section 3(a)(2) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; or

______ Category 2. A savings and loan association or other institution as defined in Section 3(a) (5) (A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; or

______ Category 3. A broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934; or

______ Category 4. An insurance company as defined in Section 2(13) of the U.S. Securities Act; or

______ Category 5. An investment company registered under the Investment Company Act of 1940; or

______ Category 6. A business development company as defined in Section 2(a) (48) of the Investment Company Act of 1940; or

______ Category 7. A small business investment company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; or

______ Category 8. A plan established and maintained by a state, its political subdivision or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, with assets in excess of US$5,000,000; or

______ Category 9. An employee benefit plan within the meaning of the Employee

Retirement Income Security Act of 1974 in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment advisor, or an employee benefit plan with total assets in excess of US$5,000,000 or, if a self-directed plan, the investment decisions are made solely by persons who are accredited investors; or

______ Category 10. A private business development company as defined in Section 202(a) (22) or the Investment Advisors Act of 1940; or

______ Category 11. An organization described in Section 50 (1) (c)(3) of the Internal Revenue Code, a corporation, a Massachusetts or similar business trust, or a partnership, not formed for the specific purpose of acquiring the Shares, with total assets in excess of US$5,000,000; or

______ Category 12. A director, executive officer or general partner of the Company; or

______ Category 13. A natural person whose individual net worth, or joint net worth with that person's spouse, at the time of this purchase exceeds US$1,000,000; or

______ Category 14. A natural person who had an individual income in excess of US$200,000 in each of the two most recent years or joint income with that person's spouse in excess of US$3,000,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

______ Category 15. A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in SEC Rule 506(b)(2)(ii); or

______ Category 16. An entity in which all of the equity owners are accredited investors.

4. **Purchasing Securities**

The Purchaser represents and warrants that he, she or it is purchasing the Securities for its own account or for the account of one or more persons for which it exercises sole investment discretion for investment purposes only and not with a view to resale or distribution and, in particular, it has no intention to distribute either directly or indirectly any of the Securities; provided, however, that the Purchaser may sell or otherwise dispose of any of the Securities pursuant to registration thereof pursuant to the U.S. Securities Act and any applicable state securities laws or under an exemption from such registration requirements.

5. **Information Concerning the Company**

The Purchaser represents and warrants to the Company that the Purchaser:

(a) acknowledges that he, she or it has not purchased the Securities as a result of any form of general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(b) understands and agrees that the financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles, which differ in some respects from United States generally accepted accounting principles, and thus may not be comparable to financial statements of United States companies;

(c) acknowledges that he, she or it has received all such information as the Purchaser deems necessary and appropriate to enable him, her or it to evaluate the financial risk inherent in making an investment in the securities (the "Disclosure Documents") and the documents and materials submitted therewith, which include a description of the risks inherent in an investment in the Company;

(d) has carefully read the Disclosure Documents and the documents and materials submitted therewith, and the Company has made available to the Purchaser or the Purchaser's advisors all information and documents requested by the Purchaser relating to investment in the securities, and the Purchaser acknowledges that the Purchaser has received satisfactory and complete information concerning the business and financial condition of the Company in response to all inquiries in respect thereof, and

(e) has relied solely upon the Disclosure Documents and the documents and materials submitted therewith, advice of his or her representatives, if any, and independent investigations made by the Purchaser and/or his or her purchaser representatives, if any, in making the decision to purchase the securities subscribed for herein and acknowledges that no representations or agreements other than those set forth in the Disclosure Documents have been made to the Purchaser in respect thereto.

6. **Economic Risk and Suitability**

The Purchaser covenants, represents and warrants to the Company that:

(a) the financial condition and investment of the Purchaser are such that he, she or it is in a financial position to hold the securities for an indefinite period of time and to bear the economic risk of, and withstand a complete loss of, the purchase price;

(b) the Purchaser has such knowledge and experience in financial and business matters as to be capable of evaluating the merits, and risks of the investment and it is able to bear the economic risk of loss of the investment;

(c) the Purchaser has carefully considered and has, to the extent that the Purchaser believes such discussion necessary, discussed with the Purchaser's professional legal, tax and financial advisors the suitability of an investment in the Company for the particular tax and financial situation of the Purchaser and that the

Purchaser and/or the Purchaser's advisors have determined that the securities are a suitable investment for the Purchaser; and

(d) the Purchaser acknowledges that there may be material tax consequences to the Purchaser of an acquisition or disposition of the Securities or the securities issuable thereunder. The Company gives no opinion and makes no representation with respect to the tax consequences to the Purchaser under Canadian, United States, state, local or foreign tax law of the Purchaser's acquisition or disposition of such securities. In particular, no determination has been made whether the Company will be a "passive foreign investment company" ("PFIC") within the meaning of Section 1291 of the United States Internal Revenue Code.

7. **Restricted Securities**

The Purchaser covenants, represents and warrants to the Company that:

(a) the Purchaser understands that the Securities and the securities issuable thereunder have not been and will not be registered under the U.S. Securities Act and that the sale contemplated hereby is being made in reliance upon Rule 506 of Regulation D;

(b) the Purchaser understands that the Company has no obligation to register the securities under any federal or state securities act or law;

(c) the Purchaser agrees that if it decides to offer, sell or otherwise transfer any of the Securities or the securities issuable thereunder, it will not offer, sell or otherwise transfer any of such securities directly or indirectly, unless:

(i) the sale is to the Company;

(ii) the sale is made outside the United States in a transaction meeting the requirements of Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations;

(iii) the sale is made in compliance with the exemption from the registration requirements under the U.S. Securities Act provided by Rule 144 thereunder, if available, and in accordance with any applicable state securities or "Blue Sky" laws; or

(iv) the securities are sold in a transaction that does not require registration under the U.S. Securities Act or any applicable United States state laws and regulations governing the offer and sale of securities; and

with respect to subparagraphs (iii) and (iv) hereof, it has prior to such sale furnished to the Company an opinion of counsel or other evidence of exemption reasonably satisfactory to the Company;

(d) upon the issuance thereof, and until such time as the same is no longer required under the applicable requirements of the U.S. Securities Act or applicable United States state laws and regulations, the certificates representing the Securities will bear a legend in substantially the following form:

> "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE 1933 ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR ANY APPLICABLE STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES, AND IN THE CASE OF SUBPARAGRAPHS (C) AND (D), THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL, OF RECOGNIZED STANDING, OR OTHER EVIDENCE OF EXEMPTION, REASONABLY SATISFACTORY TO THE COMPANY. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. AT ANY TIME THE COMPANY IS A "FOREIGN ISSUER" AS DEFINED IN RULE 902 UNDER THE 1933 ACT, A NEW CERTIFICATE, BEARING NO LEGEND, THE DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM CIBC MELLON TRUST COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN FORM SATISFACTORY TO THE COMPANY AND CIBC MELLON TRUST COMPANY TO THE EFFECT THAT THE SALE OF THE SECURITIES IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT AT A TIME WHEN THE COMPANY IS A "FOREIGN ISSUER" AS DEFINED IN RULE 902 UNDER THE 1933 ACT."

provided, that if any such securities are being sold under clause (B) above, at a time when the Company is a "foreign issuer" as defined in Rule 902 under the U.S. Securities Act, the legend may be removed by providing a declaration to CIBC Mellon Trust Company at its principal office in Vancouver, B.C., Canada, in the form attached as Appendix "A" hereto or in such form as the Company may from time to time prescribe, to the effect that the sale of the securities is being made in compliance with Rule 904 of Regulation S under the U.S. Securities Act;

(e) the Purchaser understands that the Company may instruct CIBC Mellon Trust Company not to record any transfer of Securities or the securities issuable thereunder without first being notified by the Company that it is satisfied that such transfer is exempt from or not subject to the registration requirements of the U.S. Securities Act; and

(f) the Purchaser consents to the Company making a notation on its records or giving instruction to the registrar and transfer agent of the Company in order to implement the restrictions on transfer set forth and described herein.

The foregoing representations, warranties and covenants are made by the Purchaser with the intent that they be relied upon in determining its suitability as a purchaser of Securities. The Purchaser undertakes to notify the Company immediately at Minefinders Corporation Ltd., P.O. Box 10105, Pacific Centre, 1820-701 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1C6, Attention: President, Telecopy No. (604) 687-6267, Telephone No. (604) 687-6263 of any change in any representation, warranty or other information relating to the Purchaser set forth herein which takes place prior to the Closing.

____
Date

____
Duly authorized signatory for Purchaser

____
(Print name of Purchaser)

APPENDIX "A" TO THE CERTIFICATE OF ACCREDITED INVESTOR

FORM OF DECLARATION FOR REMOVAL OF U.S. LEGEND

To: Registrar and Transfer Agent for the Common Shares of Minefinders Corporation Ltd. (the "Company")

The undersigned (a) acknowledges that the sale of the securities of the Company to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and (b) certifies that (1) the undersigned is not an affiliate of the Company as at that term is defined in Rule 405 under the U.S. Securities Act, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States or (B) the transaction was executed on or through the facilities of The Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is a bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not have a short position in the securities sold in reliance on Rule 904 of Regulation S under the U.S. Securities Act and does not intend to replace such securities with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S.

DATED:__________________________

By:

____
Name:
Title:

SCHEDULE "E"

MINEFINDERS CORPORATION LTD.

Private Placement of Common Shares

Terms and Conditions

Issuer:	Minefinders Corporation Ltd. ("Minefinders" or the "Company").
Issue:	Private placement of Common Shares
Issue Price:	C$2.30 per Common Share.
Issue Amount:	4.4 million Common Shares (C$10,120,000)
Use of Proceeds:	The net proceeds of the offering will primarily be used to fund continued drilling and exploration on the Company's Dolores gold-silver project in Mexico, as well as for general corporate purposes.
Form of Offering:	Marketed transaction by way of private placement exemption in certain provinces of Canada, and in the U.S. by private placement in reliance upon the exemption from registration provided in Section 4(2) of the United States Securities Act of 1933 and Rule 506 of Regulation D promulgated thereunder. It is a condition that the Company be a "qualifying issuer" under Multilateral Instrument 45-102 and, if there are Quebec purchasers, satisfy the conditions of Decision #2001-C-0507 of the Quebec Securities Commission, such that the Common Shares will be subject to a four-month hold period in Canada.
Listing:	The Common Shares will be listed on the Toronto Stock Exchange. All subscribers must complete a Private Placement Questionnaire and Undertaking for submission to the Toronto Stock Exchange to subscribe for this private placement.

Minimum Subscription:	Pursuant to private placement exemptions, subscribers must invest the following amounts: Alberta, British Columbia and Ontario: C$97,000 Québec: C$150,000 All subscribers must complete a Subscription Agreement to subscribe for this private placement.
Pricing:	On or about March 20, 2002.
Closing:	On or about March 27, 2002.

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act*.

FORM 45-902F (FORMERLY FORM 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act,* R.S.B.C. 1996, c. 418, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules,* R.B.C. Reg.194/97 or, if applicable, by an order issued under section 76 of the *Securities Act*.

1. Name, address and telephone number of the issuer of the security distributed.

    Minefinders Corporation Ltd.
    1820 – 701 West Georgia Street
    Vancouver, British Columbia V7Y 1C6

    (604) 687-6263

2. State whether the issuer is or is not an exchange issuer (i.e., listed on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

    The Issuer is not an exchange issuer.

3. Describe the type of security and the aggregate number distributed.

    Private placement of 4,400,000 common shares at a price of $2.30 per share to 16 placees.

4. Date of the distribution(s) of the security.

    April 2, 2002

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument number under which the distribution(s) of the security was made:

    ss. 45(2)(5) and 74(2)(4) of the Act
    B.C. Instrument 72-503

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this item.

    (a)

Full Name and Residential Address of Purchaser	Number of Securities Purchased	Price Per Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act/Rules and if applicable, Date of Discretionary Order Blanket Order Number or BC Instrument Number
AGF Precious Metals Fund AGF Management Ltd. TD Tower, 31st Floor Toronto, Ontario M5K 1E9	200,000 shares	$2.30 per share	$460,000	ss. 45(2)(5) and 74(2)(4) of the Act
Agnico-Eagle Mines Limited 401 Bay Street, Suite 2302 P.O. Box 102 Toronto, Ontario M5H 2Y4	180,000 shares	$2.30 per share	$414,000	ss. 45(2)(5) and 74(2)(4) of the Act
Caisse de Depot et Placement du Quebec 1981 McGill College Avenue Montreal, Quebec H3A 3C7	975,000 shares	$2.30 per share	$2,242,500	ss. 45(2)(5) and 74(2)(4) of the Act
Dynamic Canadian Precious Metals Fund 55th Floor, Scotia Plaza 40 King Street West Toronto, Ontario M5H 4A9	220,000 shares	$2.30 per share	$506,000	ss. 45(2)(5) and 74(2)(4) of the Act
Sprott Asset Management Suite 3450, South Tower Royal Bank Plaza Toronto, Ontario M5J 2J2	500,000 shares	$2.30 per share	$1,150,000	ss. 45(2)(5) and 74(2)(4) of the Act
Wirth Associates Inc. 3300 Yonge Street Suite 302 Toronto, Ontario M4N 2L6	27,000 shares	$2.30 per share	$62,100	B.C. Instrument 72-503
BTR Global Arbitrage Fund c/o Admiral Administration P.O. Box 32021 SMB Anchorage Centre, 2nd Floor Grand Cayman, Cayman Islands	308,000	$2.30 per share	$708,400	ss. 45(2)(5) and 74(2)(4) of the Act
Gold 2000 Ltd. Windward III Safehaven Corporate Center P.O. Box 1100 GT Grand Cayman, Cayman Islands	125,000	$2.30 per share	$287,500	ss. 45(2)(5) and 74(2)(4) of the Act
Consensus Investments Limited c/o The LOM Group	100,000	$2.30 per share	$230,000	ss. 45(2)(5) and 74(2)(4) of the Act

Full Name and Residential Address of Purchaser	Number of Securities Purchased	Price Per Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act/Rules and if applicable, Date of Discretionary Order Blanket Order Number or BC Instrument Number
27 Reid Street Hamilton, HM 11 Bermuda				Act
Gasner Investor Holdings Ltd. 5 East 59th Street 4th Floor New York, NY 10022 USA	10,000	$2.30per share	$23,000	B.C. Instrument 72-503
Laterman & Co. 5 East 59th Street 4th Floor New York, NY 10022 USA	80,000	$2.30 per share	$184,000	ss. 45(2)(5) and 74(2)(4) of the Act
Mariner LDC c/o Mariner Investment Group Inc. 500 Mamaroneck Avenue, Ste. 101 Harrison, NY 10528 USA	300,000	$2.30 per share	$690,000	ss. 45(2)(5) and 74(2)(4) of the Act
The Prudent Bear Fund 8140 Walnut Hill, #300 Dallas, TX 75231 USA	150,000	$2.30 per share	$345,000	ss. 45(2)(5) and 74(2)(4) of the Act
Tocqueville Gold Fund 1675 Broadway New York, NY 10019 USA	300,000	$2.30 per share	$690,000	ss. 45(2)(5) and 74(2)(4) of the Act
Van Eck Global Lockheed Martin Account 99 Park Ave., 8th Floor New York, NY 10016 USA	275,000	$2.30 per share	$632,500	ss. 45(2)(5) and 74(2)(4) of the Act
Van Eck Global, International Investors Gold 99 Park Avenue, 8th Floor New York, NY 10016, USA	650,000	$2.30 per share	$1,495,000	ss. 45(2)(5) and 74(2)(4) of the Act

(b) The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

N/A

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

NIL

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of the which the compensation was paid or is to be paid.

Name and Address of Agent	Compensation Paid (number and type of security and/or cash amount (Canadian $))	Price Per Share (Canadian $)	Name of Purchaser(s)
BMO Nesbitt Burns Inc. 1 First Canadian Place 4th Floor, P.O. Box 150 Toronto, Ontario M5X 1H3	$607,200 in cash, being 6% of the gross proceeds of the private placement	N/A	All of the Purchasers listed in item 6(a) above.

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

N/A

10. If the distribution of the security was made under section 128(h) of the Rules, state

(a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security,

N/A, and

(b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

N/A

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, B.C., this 2nd day of April, 2002.

Minefinders Corporation Ltd.
Name of Issuer *(please print)*

Per: [signature]
Signature of authorized signatory

Mark H Bailey President & CEO
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross - referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including all underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate **BC Form 45-902F** together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual. under section 74(2)(4)of the Act, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgement or the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgement for a period of 6 years. The required form is **BC Form 45-903F1** for an individual purchaser and **BC Form 45-903F2** for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the Act, or section 128(a),(b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128 (h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the *Securities Regulation*, R.B.C. Reg. 196/97, as amended. Cheques should be made payable to the *"British Columbia Securities Commission"*.

This is the form required under section 102 of the Securities Regulation of a distribution under section 46 and 51 of the Securities Act of Quebec, and certification under Decision No. 2001-C-0507 of the Commission des valeurs mobilieres du Quebec.

Quebec Securities Act

Notice of a Distribution and Certification

1. The date of the distribution:

   April 2, 2002

2. The name and address of the person who made the distribution:

   Minefinders Corporation Ltd.
   1820 – 701 West Georgia Street
   Vancouver, B.C.
   V7Y 1C6

3. The name and address of the issuer, if the person who made the distribution was not the issuer:

   See item 2, above.

4. The name and address of the purchaser:

Full Name and Address of Purchaser(s)	Number of Securities Purchased	Purchase Price
Caisse de Depot et Placement du Quebec 1981 McGill College Avenue Montreal, Quebec H3A 3C7	975,000 shares (1)	$2.30 per share

5. A summary description of the security distributed:

   Private placement of 975,000 common shares at a price of $2.30 per share to one placee.

6. The number and value of the securities distributed:

   See item 5. Total value distributed is $2,242,500.

7. The price paid by the purchaser:

   See item 4

8. The name and address of any person acting as a remunerated agent:

BMO Nesbitt Burns Inc.
1 First Canadian Place
4th Floor, P.O. Box 150
Toronto, Ontario M5X 1H3

9. The amount of such remuneration:

$134,550 (being 6% of the gross proceeds of the amount subscribed)

The undersigned hereby certifies that the statements made in this report are true and correct.

Certification pursuant to Decision No. 2001-C-0507

The undersigned hereby certifies that, at the time the securities were distributed in accordance with section 51 of the Securities Act (Quebec):

(a) the issuer was a reporting issuer in Quebec;

(b) the issuer was not a capital pool company as defined in Policy 2.4 of the Canadian Venture Exchange Inc.,

(c) the securities issuer has a class of equity securities listed on the Toronto Stock Exchange, was not informed that it did not meet the listing requirements and is not designated inactive; or has a class of securities outstanding that has received an approved rating from an approved rating organization;

(d) the securities issuer has filed the annual information form required under section 159 of the Regulation within 140 days of the end of its financial year.

DATED at Vancouver, B.C., this 2nd day of April, 2002.

Minefinders Corporation Ltd.
Name of Issuer

Per: Mark H. Bailey
Authorized signatory

Mark H. Bailey
President & CEO
Name and office of authorized signatory

FORM 45-501F1 (Ontario)

Securities Act (Ontario)

Report under Section 72(3) of the Act or Section 7.5(1) of Rule 45-501

(To be used for reports of trades made in reliance upon clause 72(1)(b) or (q) of the Act, or Section 2.3, 2.12, 2.13 or 2.14 of Rule 45-501.)

1 *Full name and address of the seller.*

Minefinders Corporation Ltd.
1820-701 West Georgia Street
Vancouver, B.C.
V7Y 1C6

2 *Full name and address of the issuer of the securities traded.*

Minefinders Corporation Ltd.
1820-701 West Georgia Street
Vancouver, B.C.
V7Y 1C6

3 *Description of the securities traded.*

Common Shares of the Issuer

4 *Date of the trade(s).*

April 2, 2002

5 *Particulars of the trade(s).*

Name of Purchaser and Municipality and Jurisdiction of Residence	Amount or Number of Securities Purchased	Purchaser Price (Canadian $)	Total Purchase Price (Canadian $)	Exemption Relied Upon
AGF Precious Metals Fund AGF Management Ltd. TD Tower, 31st Floor Toronto, Ontario M5K 1E9	200,000	$2.30 per share	$460,000	Section 2.3 of Rule 45-501
Agnico-Eagle Mines Limited 401 Bay Street, Suite 2302 P.O. Box 102	180,000	$2.30 per share	$414,000	Section 2.3 of Rule 45-501

Name of Purchaser and Municipality and Jurisdiction of Residence	Amount or Number of Securities Purchased	Purchaser Price (Canadian $)	Total Purchase Price (Canadian $)	Exemption Relied Upon
Toronto, Ontario M5H 2Y4				
Dynamic Canadian Precious Metals Fund 55th Floor, Scotia Plaza 40 King Street West Toronto, Ontario M5H 4A9	220,000	$2.30 per share	$506,000	Section 2.3 of Rule 45-501
Sprott Asset Management Suite 3450, South Tower Royal Bank Plaza Toronto, Ontario M5J 2J2	500,000	$2.30 per share	$1,150,000	Section 2.3 of Rule 45-501
Wirth Associates Inc. 3300 Yonge Street Suite 302 Toronto, Ontario M4N 2L6	27,000	$2.30 per share	$62,100	Section 2.3 of Rule 45-501

6 *The seller has prepared and certified a statement containing the full legal name and the full residential address of each purchaser identified in section 5 and a certified true copy of the list will be provided to the Commission upon request.*

N/A

7 *State the name and address of any person acting as agent in connection with trade(s) and the compensation paid or to be paid to such agent.*

BMO Nesbitt Burns Inc.
a First Canadian Place
4th Floor, P.O. Box 150
Toronto, Ontario
M5X 1H3

The Agent will be paid $155,526 (being 6% of the gross proceeds of the subscriptions in Ontario.)

8 *Calculation of Fees payable upon filing Form 45-501F1: (See section 7.3 of Rule 45-501 Exempt Distributions).*

Total Fees payable: $414.74 (0.02% of proceeds less 20% discount)

9 *Certificate of seller or agent of seller:* The undersigned seller hereby certifies, or the undersigned agent of the seller hereby certifies to the best of the agent's information and belief, that the statements made in this report are true and correct.

DATED at Vancouver this 2nd day of April, 2002.

Minefinders Corporation Ltd.
(Name of seller or agent —please print)

(Signature)

President & CEO
(Official capacity —please print)

(Please print name of individual whose signature appears above, if different from name of seller or agent printed above)

Notice + Collection and Use of Personal Information

The personal information prescribed by this form is collected on behalf of and used by the Ontario Securities Commission for purposes of administration and enforcement provisions of the securities legislation in Ontario. All of the information prescribed by this form, except for the information contained in the statement required to be prepared and certified by the seller under section 6 of this form, is made available to the public under the securities legislation of Ontario. If you have any questions about the collection and use of this information, contact the Ontario Securities Commission at the address below:

Ontario Securities Commission Suite 1903, Box 55, 20 Queen Street West Toronto, Ontario M5H 3S8 Attention: Administrative Assistant to the Director of Corporate Finance Telephone: (416) 593-8200 Facsimile: (416) 593-8177

Instructions:

1. In answer to section 7 give the name of the person or company who has been or will be paid remuneration directly related to the trade(s), such as commissions, discounts or other fees or payments of a similar nature. It is not necessary to include payments for services incidental to the trade such as clerical, printing, legal or accounting services.

2. If the space provided for any answer is insufficient, additional sheets may be used and must be cross-referred to the relevant item and properly identified and signed by the person whose signature appears on the report.

3. Cheques must be made payable to the Ontario Securities Commission in the amount determined in section 8 above.

4. Please print or type and file two signed copies with:

Ontario Securities Commission Suite 1900, Box 55, 20 Queen Street West Toronto, Ontario M5H 3S8

MINEFINDERS CORPORATION LTD.

Suite 1820, 701 West Georgia Street
Vancouver, B.C. V7Y 1C6
Tel: (604) 687-6263 Fax: (604) 687-6267

Listed on the TSE. Symbol: MFL
Traded on NASD OTC BB Symbol: MNEFF

website: http://www.minefinders.com

NEWS RELEASE

April 2, 2002

MINEFINDERS COMPLETES $10.1 MILLION PRIVATE PLACEMENT

Vancouver, B.C. - Minefinders Corporation Ltd. (the "Company"), (TSE: MFL / NASD OTCBB: MNEFF). Mark. H. Bailey, President and CEO reports the closing of a brokered private placement of 4,400,000 common shares at a price of CDN$2.30 per share. The private placement raised total proceeds of CDN$10,120,000.

The net proceeds of the private placement will be used to expand and bring the Company's Dolores gold and silver deposit, located in Chihuahua, Mexico, to final feasibility and for general corporate purposes.

A commission equal to 6% of the gross proceeds of the private placement was paid to BMO Nesbitt Burns Inc., Canaccord Capital Corp. and Jennings Capital Inc. in respect of the private placement

More than 25,000 meters of drilling is planned this year to complete definition of the Dolores Main Zone Deposit (previously reported 2.45 million ounces of gold and 129.7 million ounces of silver) and confirm the potential of peripheral targets to double the total gold and silver resource. In conjunction with the drilling program an independent engineering firm will be commissioned to prepare a final feasibility study for the Dolores project.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

On Behalf of the Board of Directors

MINEFINDERS CORPORATION LTD.

"Mark H. Bailey"

Mark H. Bailey

President and Chief Executive Officer

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

Not for distribution in the U.S. or dissemination to U.S. News Wire Services.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

Minefinders Corporation Ltd. (the "Issuer") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102, and hereby certifies that in respect of a distribution on April 2, 2002 of 4,400,000 shares of the Issuer, the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver this 2nd day of April, 2002.

MINEFINDERS CORPORATION LTD.

By: "Mark Bailey"

Mark Bailey
President and Director

::ODMA\PCDOCS\CMLAW\952286\1

ONTARIO
BRITISH COLUMBIA
ALBERTA
QUEBEC

B.C. FORM 53-901F (FORM 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO), SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA), SECTION 146(1) OF THE SECURITIES ACT (ALBERTA) AND SECTION 73 OF THE SECURITIES ACT (QUEBEC)

NOTE: *This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.*

Item 1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

Minefinders Corporation Ltd.
1820-701 West Georgia Street
Vancouver, B.C.
V7Y 1C6

Item 2. Date of Material Change

April 2, 2002

Item 3. Press Release

State the date and place(s) of issuance of the press release.

The Press Release dated April 2, 2002 was forwarded to the Toronto Stock Exchange and disseminated via Canadian Corporate News.

A copy of the Press Release is attached as Schedule "A".

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced the closing of a brokered private placement of 4,400,000 common shares at a price of $2.30 per share.

Item 5. **Full Description of Material Change**

Supplement the summary required under item 4 with the disclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

The description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely described examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

For a full description of the material change, see Schedule "A".

Item 6. **Reliance on Section 85(2) of the Securities Act (B.C.), Section 75(3) of the Securities Act (Ontario) and equivalent sections of other jurisdictions**

If the report is being filed on a confidential basis, state the reasons for such reliance. For B.C., refer to section 85(3) of the Act concerning continuing obligations regarding reports filed under this subsection.

Not Applicable.

Item 7. **Omitted Information**

Not Applicable.

Item 8. **Senior Officer**

To facilitate any necessary follow-up by the Commission, give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom such senior officer may be contacted by the Commission.

Mark Bailey
President and Director
(604) 687-6263 (Phone)

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., this 2nd day of April, 2002.

Minefinders Corporation Ltd.

Per:

"Mark Bailey"
Mark H. Bailey
Director and President

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Schedule "A"

MINEFINDERS CORPORATION LTD.

Suite 1820, 701 West Georgia Street
Vancouver, B.C. V7Y 1C6
Tel: (604) 687-6263 Fax: (604) 687-6267

Listed on the TSE. Symbol: MFL
Traded on NASD OTC BB Symbol: MNEFF

website: http://www.minefinders.com

NEWS RELEASE

April 2, 2002

MINEFINDERS COMPLETES $10.1 MILLION PRIVATE PLACEMENT

Vancouver, B.C. - Minefinders Corporation Ltd. (the "Company"), (TSE: MFL / NASD OTCBB: MNEFF). Mark. H. Bailey, President and CEO reports the closing of a brokered private placement of 4,400,000 common shares at a price of CDN$2.30 per share. The private placement raised total proceeds of CDN$10,120,000.

The net proceeds of the private placement will be used to expand and bring the Company's Dolores gold and silver deposit, located in Chihuahua, Mexico, to final feasibility and for general corporate purposes.

A commission equal to 6% of the gross proceeds of the private placement was paid to BMO Nesbitt Burns Inc., Canaccord Capital Corp. and Jennings Capital Inc. in respect of the private placement

More than 25,000 meters of drilling is planned this year to complete definition of the Dolores Main Zone Deposit (previously reported 2.45 million ounces of gold and 129.7 million ounces of silver) and confirm the potential of peripheral targets to double the total gold and silver resource. In conjunction with the drilling program an independent engineering firm will be commissioned to prepare a final feasibility study for the Dolores project.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

On Behalf of the Board of Directors

MINEFINDERS CORPORATION LTD.

"Mark H. Bailey"

Mark H. Bailey

President and Chief Executive Officer

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

Not for distribution in the U.S. or dissemination to U.S. News Wire Services.

CIBC Mellon

April 8, 2002

To the Following Securities Commission(s):

Alberta Securities Commission
Manitoba Securities Commission
Newfoundland Securities Commission
Securities Registry-Northwest Territories
Ontario Securities Commission
Quebec Securities Commission
Justice Services Division-Yukon
B.C. Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Nunavut Securities Commission
P.E.I. Securities Commission
Saskatchewan Securities Commission

To the Following Stock Exchange(s):

Toronto Stock Exchange

Dear Sirs:

Re: Annual General Meeting
Minefinders Corporation

We are the Registrar and Transfer Agent for the above noted Company and as such we advise you of the following dates in connection with their Annual General Meeting of Shareholders:

Date Of Meeting:	June 13, 2002
Record Date:	May 6, 2002
Material Mail Date:	May 10, 2002
Applicable Securities:	Common
Cusip Number:	602900 10 2

Yours very truly,
CIBC MELLON TRUST COMPANY

Gilda Brombal
Account Officer
Client Services
/gb

CIBC Mellon Trust Company
The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1
Tel: (604) 688-4330 Fax: (604) 688-4301 E-Mail inquiries@cibcmellon.com Website: www.cibcmellon.com
Mailing Address: PO Box 1900, Vancouver, British Columbia V6C 3K9

MINEFINDERS
CORPORATION LTD.

Listed on the TSE symbol: MFL
Traded on NASD OTC BB symbol: MNEFF

Suite 1810-710 W. Georgia Street
Vancouver, B.C. V7Y 1C6
Tel. (604) 687-6263 Fax: (604) 687-6267
website: http://www.minefinders.com

NEWS RELEASE

April 15, 2002

Dolores Silver Resource Now Exceeds 160 Million Ounces, Gold Increased to 2.77 Million Ounces

Vancouver, B.C. – Minefinders Corporation Ltd. (the "Company"), (TSE: MFL / NASD OTCBB: MNEFF). Mark H. Bailey, President and CEO, reports that the Company has completed an updated resource calculation for its 100% owned Dolores Project, located in Chihuahua, Mexico. The calculation incorporates the results of approximately 8,880 new silver assays (by ALS Chemex Labs) of existing drill intercepts, new underground sampling data, updated collar and downhole survey information, and the extension of the main zone resource 300 meters to the south along the Southwest Extension.

The Dolores resource is now calculated as 115.6 million tonnes containing 2.77 million ounces of gold and 161.0 million ounces of silver, found along a 2.25 kilometer strikelength. This represents an increase of 15.5% in tonnage, and increases of 13.1% in total contained gold and 24.2% in total contained silver as compared to the previously reported 2000 resource.

The April 2002 resource calculation at various cutoff grades is tabulated below. All parameters for the calculation are the same as those used for the 2000 resource (see NR dated September 2000):

Dolores Main Zone Resource @ various Aueq (75:1) cutoff grades:

Cutoff grade g/t Aueq	Tonnes	Gold Grade g/t	Gold Ounces	Silver Grade g/t	Silver Ounces	Aueq* Grade
3.0	9,843,000	3.47	1,097,838	189.6	59,981,837	6.39
2.0	18,819,000	2.44	1,477,197	139.1	84,157,264	4.58
1.5	28,142,000	1.96	1,773,492	111.6	100,934,594	3.68
1.0	40,883,000	1.56	2,051,671	89.7	117,936,006	2.94
0.6	65,396,000	1.13	2,379,883	65.8	138,258,281	2.14
0.5	78,142,000	1.00	2,505,598	58.0	145,680,174	1.89
0.3	115,606,000	0.75	2,774,608	43.3	161,045,193	1.42

* Aueq is based upon current US$300 gold and US$4.60 silver prices or a 65:1 Ag:Au ratio

At a 0.5 gpt gold-equivalent (75:1) cutoff grade, overall tonnage has increased by 16.6%, with increases in overall contained silver and gold of 23.7% and 14.0%, respectively.

Categorization of the above resources into measured, indicated, and inferred at each of the 0.3, 0.5 and 1.0 g/t cutoffs is tabulated below:

Dolores Main Zone Measured, Indicated, and Inferred Resources

	Tonnes	Gold g/t	Gold Ounces	Silver g/t	Silver Ounces	Aueq* g/t
0.3g/t Aueq cutoff						
Measured	38,647,000	0.81	1,000,858	44.3	55,005,937	1.49
Indicated	38,892,000	0.71	884,875	44.8	55,980,669	1.40
Inferred	38,067,000	0.73	888,875	40.9	50,058,587	1.36

0.5 g/t Aueq cutoff						
Measured	26,511,000	1.07	912,729	58.8	50,106,301	1.97
Indicated	25,347,000	.97	791,581	61.5	50,131,908	1.92
Inferred	26,283,000	.95	801,289	53.8	45,441,965	1.78
1.0 g/t Aueq cutoff						
Measured	13,537,000	1.72	746,987	93.3	40,585,363	3.16
Indicated	12,316,000	1.61	636,250	101.5	40,209,161	3.17
Inferred	15,030.000	1.38	668,434	76.9	37,141,483	2.56

* Aueq is based upon current US$300 gold and US$4.60 silver prices or a 65:1 Au:Ag ratio

Direct comparison of this calculation within the same area (ie: excluding the 300 meter extension of the main zone reported above) as the November 2000 reported resource results in a 24.9 million ounce increase in contained silver (19.2%) and 104,000 ounce increase in contained gold (4.4%), as shown below:

Direct Comparison of 2002 and 2000 Resource Calculations @ 0.3 g/t (75:1) Aueq cutoff

	Tonnes	Au Grade (gpt)	Gold Ounces	Ag Grade (gpt)	Silver Ounces
April 2002	107,158,133	.74	2,561,103	44.9	154,570,323
% Increase	**7.1%**		**4.4%**		**19.2%**
Year 2000	100,082,000	.76	2,453,647	40.3	129,721,016

At a cutoff grade of 0.5 gpt gold-equivalent (75:1), tonnages have increased by 8.6%, with increases in contained gold and silver of 5.2% and 19.5%, respectively.

These increases are the direct result of the higher silver grades reported from the recent reanalysis of 8,800 samples. As previously reported in News Releases dated June 7, 2001, October 23, 2001, and January 3, 2002, this reanalysis allows for measurement of silver-halides and silver-chlorides that commonly accumulate within zones of secondary enrichment. The data has led to a better understanding of silver enrichment patterns within the Dolores district, and has no impact upon projected silver recoveries from ore. With the increase in reported silver grades, 6.5 million tonnes of material has been recategorized from waste into resource, resulting in a reduced strip ratio for the deposit and accounting for the increased contained gold.

The results are anticipated to significantly increase NPV for the project, reduce overall strip ratios, and improve cash costs and rate of return (IRR) for the planned pit. The Company intends to complete a new pit optimization based on the updated resource that should substantially improve estimated returns for the Dolores Project. We anticipate an additional improvement in project IRR when production scheduling and mine plan optimization are completed. The Company will retain an independent engineering firm for a complete data review, resource audit, and updated engineering in conjunction with continued advancement of the property during the next several phases of drilling.

The impact of the new silver assays was also very pronounced in zones outside of the calculated resource and has enhanced the overall potentials of several of the peripheral targets. The focus of additional drilling within the Dolores district will be threefold: 1) extension of the current resource to depth beneath the planned pit, 2) expansion of the resource into additional zones peripheral to the main resource, and 3) infill drilling where needed to recategorize inferred material into the measured and indicated categories.

Management will use proceeds from the recent C$ 10.1 million financing (reported in NR dated April 2, 2002) to continue to advance the Dolores project to feasibility.

All sample and analysis procedures have been completed by ALS-Chemex Labs of Vancouver, British Columbia. Qualified persons for this report include quality assurance professionals from ALS-Chemex and Minefinders' management whom are qualified persons as defined by CSA/NI 43-101.

In other business, the Company would like to announce the addition of Jon Morda, C.A, as Chief Financial Officer. Mr. Morda comes to Minefinders Corporation with extensive executive experience within the mining industry including work with Lac Minerals Ltd. and most recently as CFO of Geomaque Explorations Ltd., operators of the San Francisco mine in Sonora, Mexico.

On Behalf of the Board of Directors,

"Mark H. Bailey"

Mark H. Bailey
President and Chief Executive Officer

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

BRITISH COLUMBIA
ALBERTA
ONTARIO
QUEBEC

MATERIAL CHANGE REPORT

Section 85(1) of the *Securities Act* (British Columbia) and corresponding provisions of the securities legislation in other Provinces

Item 1. **Reporting Issuer**

Minefinders Corporation Ltd.
904-675 West Hastings Street
Vancouver, B.C.
V6B 1N1

Item 2. **Date of Material Change**

April 15, 2002

Item 3. **Press Release**

The Press Release dated April 15, 2002 was forwarded to the Toronto Stock Exchange and disseminated via Canada NewsWire.

A copy of the Press Release is attached as Schedule "A".

Item 4. **Summary of Material Change**

Minefinders Corporation Ltd. (the "Company") reported that the Company has completed an updated resource calculation for its 100% owned Dolores Project, located in Chihuahua, Mexico. The calculation incorporates the results of approximately 8,880 new silver assays (by ALS Chemex Labs) of existing drill intercepts, new underground sampling data, updated collar and downhole survey information, and the extension of the main zone resource 300 meters to the south along the Southwest Extension.

Item 5. **Full Description of Material Change**

For a full description of the material change, see Schedule "A".

Item 6. **Reliance on Section 85(2) of the *Securities Act* (British Columbia) and corresponding provisions of the securities legislation in other Provinces**

Not Applicable.

Item 7. **Omitted Information**

Not Applicable.

Item 8. **Senior Officers**

The following Senior Officer of the Company is available to answer questions regarding this report:

Mark Bailey
President and Director
904-675 West Hastings Street
Vancouver, B.C. V6B 1N1
(604) 687-6263 (Phone)

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., this 15th day of April, 2002.

Minefinders Corporation Ltd.

Per:

/S/ "Paul C. MacNeill"
Paul C. MacNeill
Director

Schedule "A"

MINEFINDERS CORPORATION LTD.

Listed on the TSE symbol: MFL
Traded on NASD OTC BB symbol: MNEFF

Suite 1810-710 W. Georgia Street
Vancouver, B.C. V7Y 1C6
Tel. (604) 687-6263 Fax: (604) 687-6267
website: http://www.minefinders.com

NEWS RELEASE

April 15, 2002

Dolores Silver Resource Now Exceeds 160 Million Ounces, Gold Increased to 2.77 Million Ounces

Vancouver, B.C. – Minefinders Corporation Ltd. (the "Company"), (TSE: MFL / NASD OTCBB: MNEFF). Mark H. Bailey, President and CEO, reports that the Company has completed an updated resource calculation for its 100% owned Dolores Project, located in Chihuahua, Mexico. The calculation incorporates the results of approximately 8,880 new silver assays (by ALS Chemex Labs) of existing drill intercepts, new underground sampling data, updated collar and downhole survey information, and the extension of the main zone resource 300 meters to the south along the Southwest Extension.

The Dolores resource is now calculated as 115.6 million tonnes containing 2.77 million ounces of gold and 161.0 million ounces of silver, found along a 2.25 kilometer strikelength. This represents an increase of 15.5% in tonnage, and increases of 13.1% in total contained gold and 24.2% in total contained silver as compared to the previously reported 2000 resource.

The April 2002 resource calculation at various cutoff grades is tabulated below. All parameters for the calculation are the same as those used for the 2000 resource (see NR dated September 2000):

Dolores Main Zone Resource @ various Aueq (75:1) cutoff grades:

Cutoff grade g/t Aueq	Tonnes	Gold Grade g/t	Gold Ounces	Silver Grade g/t	Silver Ounces	Aueq* Grade
3.0	9,843,000	3.47	1,097,838	189.6	59,981,837	6.39
2.0	18,819,000	2.44	1,477,197	139.1	84,157,264	4.58
1.5	28,142,000	1.96	1,773,492	111.6	100,934,594	3.68
1.0	40,883,000	1.56	2,051,671	89.7	117,936,006	2.94
0.6	65,396,000	1.13	2,379,883	65.8	138,258,281	2.14
0.5	78,142,000	1.00	2,505,598	58.0	145,680,174	1.89
0.3	115,606,000	0.75	2,774,608	43.3	161,045,193	1.42

* Aueq is based upon current US$300 gold and US$4.60 silver prices or a 65:1 Ag:Au ratio

At a 0.5 gpt gold-equivalent (75:1) cutoff grade, overall tonnage has increased by 16.6%, with increases in overall contained silver and gold of 23.7% and 14.0%, respectively.

Categorization of the above resources into measured, indicated, and inferred at each of the 0.3, 0.5 and 1.0 g/t cutoffs is tabulated below:

Dolores Main Zone Measured, Indicated, and Inferred Resources

	Tonnes	Gold g/t	Gold Ounces	Silver g/t	Silver Ounces	Aueq* g/t
0.3g/t Aueq cutoff						
Measured	38,647,000	0.81	1,000,858	44.3	55,005,937	1.49
Indicated	38,892,000	0.71	884,875	44.8	55,980,669	1.40

Inferred	38,067,000	0.73	888,875	40.9	50,058,587	1.36
0.5 g/t Aueq cutoff						
Measured	26,511,000	1.07	912,729	58.8	50,106,301	1.97
Indicated	25,347,000	.97	791,581	61.5	50,131,908	1.92
Inferred	26,283,000	.95	801,289	53.8	45,441,965	1.78
1.0 g/t Aueq cutoff						
Measured	13,537,000	1.72	746,987	93.3	40,585,363	3.16
Indicated	12,316,000	1.61	636,250	101.5	40,209,161	3.17
Inferred	15,030.000	1.38	668,434	76.9	37,141,483	2.56

* Aueq is based upon current US$300 gold and US$4.60 silver prices or a 65:1 Au:Ag ratio

Direct comparison of this calculation within the same area (ie: excluding the 300 meter extension of the main zone reported above) as the November 2000 reported resource results in a 24.9 million ounce increase in contained silver (19.2%) and 104,000 ounce increase in contained gold (4.4%), as shown below:

Direct Comparison of 2002 and 2000 Resource Calculations @ 0.3 g/t (75:1) Aueq cutoff

	Tonnes	Au Grade (gpt)	Gold Ounces	Ag Grade (gpt)	Silver Ounces
April 2002	107,158,133	.74	2,561,103	44.9	154,570,323
% Increase	**7.1%**		**4.4%**		**19.2%**
Year 2000	100,082,000	.76	2,453,647	40.3	129,721,016

At a cutoff grade of 0.5 gpt gold-equivalent (75:1), tonnages have increased by 8.6%, with increases in contained gold and silver of 5.2% and 19.5%, respectively.

These increases are the direct result of the higher silver grades reported from the recent reanalysis of 8,800 samples. As previously reported in News Releases dated June 7, 2001, October 23, 2001, and January 3, 2002, this reanalysis allows for measurement of silver-halides and silver-chlorides that commonly accumulate within zones of secondary enrichment. The data has led to a better understanding of silver enrichment patterns within the Dolores district, and has no impact upon projected silver recoveries from ore. With the increase in reported silver grades, 6.5 million tonnes of material has been recategorized from waste into resource, resulting in a reduced strip ratio for the deposit and accounting for the increased contained gold.

The results are anticipated to significantly increase NPV for the project, reduce overall strip ratios, and improve cash costs and rate of return (IRR) for the planned pit. The Company intends to complete a new pit optimization based on the updated resource that should substantially improve estimated returns for the Dolores Project. We anticipate an additional improvement in project IRR when production scheduling and mine plan optimization are completed. The Company will retain an independent engineering firm for a complete data review, resource audit, and updated engineering in conjunction with continued advancement of the property during the next several phases of drilling.

The impact of the new silver assays was also very pronounced in zones outside of the calculated resource and has enhanced the overall potentials of several of the peripheral targets. The focus of additional drilling within the Dolores district will be threefold: 1) extension of the current resource to depth beneath the planned pit, 2) expansion of the resource into additional zones peripheral to the main resource, and 3) infill drilling where needed to recategorize inferred material into the measured and indicated categories.

Management will use proceeds from the recent C$ 10.1 million financing (reported in NR dated April 2, 2002) to continue to advance the Dolores project to feasibility.

All sample and analysis procedures have been completed by ALS-Chemex Labs of Vancouver, British Columbia. Qualified persons for this report include quality assurance professionals from ALS-Chemex and Minefinders' management whom are qualified persons as defined by CSA/NI 43-101.

In other business, the Company would like to announce the addition of Jon Morda, C.A, as Chief Financial Officer. Mr. Morda comes to Minefinders Corporation with extensive executive experience within the mining industry including work with Lac Minerals Ltd. and most recently as CFO of Geomaque Explorations Ltd., operators of the San Francisco mine in Sonora, Mexico.

On Behalf of the Board of Directors,

"Mark H. Bailey"

Mark H. Bailey
President and Chief Executive Officer

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report of Exempt Distribution

1. *State the full name, address and telephone number of the issuer of the security distributed.*

Minefinders Corporation Ltd.
1820-701 West Georgia Street
Vancouver, B.C. V7Y 1C6
(604) 687-6263

2. *State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.*

The issuer is a reporting issuer in British Columbia, Alberta, Quebec and Ontario.

3. *State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.*

The Issuer is listed on the Toronto Stock Exchange and the NASD OTC Bulletin Board..

4. *Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.*

780,000 Stock Options. The options are exercisable at a price of $3.30 per share for a period of five years.

5. *Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.*

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security/total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
Mark H. Bailey 2930 Hayward Drive Bellingham, WA U.S.A. 98226	200,000	April 17, 2002	Exercise Price $3.30 per share/Total Purchase Pirce: Not Applicable	ss. 45(2)(10) and 74(2)(9) of the *Securities Act*	N/A.

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security/total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
Tench C. Page 13935 Chamy Drive Reno, Nevada U.S.A. 89511	150,000	April 17, 2002	Exercise Price $3.30 per share/Total Purchase Pirce: Not Applicable	ss. 45(2)(10) and 74(2)(9) of the *Securities Act*	N/A
Paul C. MacNeill 4708 Dogwood Lane West Vancouver B.C. V7W 1J1	75,000	April 17, 2002	Exercise Price $3.30 per share/Total Purchase Price: Not Applicable	ss. 45(2)(10) and 74(2)(9) of the *Securities Act*	N/A
Robert Leclerc 6102 Trailhead Road Highlands Ranch Colorado U.S.A. 80126	50,000	April 17, 2002	Exercise Price $3.30 per share/Total Purchase Price: Not Applicable	ss. 45(2)(10) and 74(2)(9) of the *Securities Act*	N/A
H. Leo King 4747 Marguerite Street Vancouver, B.C. V6J 4H1	50,000	April 17, 2002	Exercise Price $3.30 per share/Total Purchase Price: Not Applicable	ss. 45(2)(10) and 74(2)(9) of the *Securities Act*	N/A
James M. Dawson 5560 Holt Avenue Richmond, B.C. V7C 4H1	50,000	April 17, 2002	Exercise Price $3.30 per share/Total Purchase Price: Not Applicable	ss. 45(2)(10) and 74(2)(9) of the *Securities Act*	N/A

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security/total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
Alene Stolle 5980 Kartner Road Richmond, B.C. V6V 1R9	15,000	April 17, 2002	Exercise Price $3.30 per share/Total Purchase Price: Not Applicable	ss. 45(2)(10) and 74(2)(9) of the *Securities Act*	N/A
Jessie Pryor 602-1230 Comox Street Vancouver, B.C. V6E 1K7	10,000	April 17, 2002	Exercise Price $3.30 per share/Total Purchase Price: Not Applicable	ss. 45(2)(10) and 74(2)(9) of the *Securities Act*	N/A
Thomas Matthews 2050 Longley Lane, # 407 Reno, Nevada U.S.A. 89502	20,000	April 17, 2002	Exercise Price $3.30 per share/Total Purchase Price: Not Applicable	ss. 45(2)(10) and 74(2)(9) of the *Securities Act*	N/A
Bill Overbay 1366 Satellite Drive Sparks, NV U.S.A. 89436	20,000	April 17, 2002	Exercise Price $3.30 per share/Total Purchase Price: Not Applicable	ss. 45(2)(10) and 74(2)(9) of the *Securities Act*	N/A
Brian Metzenheim 10260 Pathfinder Drive Reno, NV U.S.A. 89506	20,000	April 17, 2002	Exercise Price $3.30 per share/Total Purchase Price: Not Applicable	ss. 45(2)(10) and 74(2)(9) of the *Securities Act*	N/a
Laura Page 13935 Chamy	10,000	April 17, 2002	Exercise Price $3.30 per	ss. 45(2)(10) and 74(2)(9)	N/A

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security/total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
Drive Reno, Nevada U.S.A. 89511			share/Total Purchase Price: Not Applicable	of the *Securities Act*	
Annita Maria Gonzales A. Serdan 127 Pte. Dgo, Durango CP 3400	10,000	April 17, 2002	Exercise Price $3.30 per share/Total Purchase Price: Not Applicable	ss. 45(2)(10) and 74(2)(9) of the *Securities Act*	N/A
Jon Morda 192 S. Kingsway Toronto ON M6S 3T7	25,000	April 17, 2002	Exercise Price $3.30 per share/Total Purchase Price: Not Applicable	B.C. Instrument 45-507	N/A
John Carden 9986 N. Newport Hwy #242 Spokane WA 99218 U.S.A.	25,000	April 17, 2002	Exercise Price $3.30 per share/Total Purchase Price: Not Applicable	ss. 45(2)(10) and 74(2)(9) of the *Securities Act*	N/A
Craig Gibson 1134 Majestic Canyon Henderson NV 89052 U.S.A.	25,000	April 17, 2002	Exercise Price $3.30 per share/Total Purchase Price: Not Applicable	ss. 45(2)(10) and 74(2)(9) of the *Securities Act*	N/A
Dennis Moore 230 Witherspoon St. Princetown, N.J. U.S.A. 08542	25,000	April 17, 2002	Exercise Price $3.30 per share/Total Purchase Price: Not Applicable	ss. 45(2)(10) and 74(2)(9) of the *Securities Act*	N/A

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
Mark H. Bailey 2930 Hayward Drive Bellingham, WA U.S.A. 98226	(604)687-6263 (T) mflmark@aol.com	200,000 stock options	ss. 45(2)(10) and 74(2)(9) of the *Securities Act*
Tench C. Page 13935 Chamy Drive Reno, Nevada U.S.A. 89511	(702) 851-3177 E-mail not known	150,000 stock options	ss. 45(2)(10) and 74(2)(9) of the *Securities Act*
Paul C. MacNeill 4708 Dogwood Lane West Vancouver B.C. V7W 1J1	(604) 661-7535 pmacneill@campney.com	75,000 stock options	ss. 45(2)(10) and 74(2)(9) of the *Securities Act*
Robert Leclerc 6102 Trailhead Road Highlands Ranch Colorado U.S.A. 80126	(303)714-8839	50,000 stock options	ss. 45(2)(10) and 74(2)(9) of the *Securities Act*
H. Leo King 4747 Marguerite Street Vancouver, B.C. V6J 4H1	(604) 688-9368 lking@infomatch.com	50,000 stock options	ss. 45(2)(10) and 74(2)(9) of the *Securities Act*
James M. Dawson 5560 Holt Avenue Richmond, B.C. V7C 4H1	(604) 688-8278 jimdawson@direct.ca	50,000 stock options	ss. 45(2)(10) and 74(2)(9) of the *Securities Act*
Alene Stolle 5980 Kartner Road Richmond, B.C.	(604)687-6263 mfllaney@aol.com	15,000 stock options	ss. 45(2)(10) and 74(2)(9) of the *Securities Act*

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
V6V 1R9			
Jessie Pryor 602-1230 Comox Street Vancouver, B.C. V6E 1K7	Not known	10,000 stock options	ss. 45(2)(10) and 74(2)(9) of the *Securities Act*
Thomas Matthews 2050 Longley Lane, # 407 Reno, Nevada U.S.A. 89502	Not known	20,000 stock options	ss. 45(2)(10) and 74(2)(9) of the *Securities Act*
Bill Overbay 1366 Satellite Drive Sparks, NV U.S.A. 89436	Not known	20,000 stock options	ss. 45(2)(10) and 74(2)(9) of the *Securities Act*
Brian Metzenheim 10260 Pathfinder Drive Reno, NV U.S.A. 89506	Not known	20,000 stock options	ss. 45(2)(10) and 74(2)(9) of the *Securities Act*
Laura Page 13935 Chamy Drive Reno, Nevada U.S.A. 89511	(702)851-3177 Email not known	10,000 stock options	ss. 45(2)(10) and 74(2)(9) of the *Securities Act*
Anita Maria Gonzales A. Serdan 127 Pte. Dgo, Durango CP 3400	Not known	10,000 stock options	ss. 45(2)(10) and 74(2)(9) of the *Securities Act*

Jon Morda 192 S. Kingsway Toronto, ON M6S 3T7	(416) 760-9060	25,000 stock options	B.C. Instrument 45-507
John Carden 9986 N. Newport Hwy # 242 Spokane, WA 99218 U.S.A.	(502) 464-2080	25,000 stock options	ss. 45(2)(10) and 74(2)(9) of the *Securities Act*
Craig Gibson 1134 Majestic Canyon Henderson, NV 89052	(702) 897-9827	25,000 stock options	ss. 45(2)(10) and 74(2)(9) of the *Securities Act*
Dennis Moore 230 Witherspoon St. Princetown, NJ U.S.A. 08542	None	25,000 stock options	ss. 45(2)(10) and 74(2)(9) of the *Securities Act*

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

Nil.

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Not Applicable.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated	Compensation paid (number and type of security and/or cash amount (Canadian $)	Price per share (Canadian $)
N/A	N/A	N/A

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver this 24th day of April 2002.

MINEFINDERS CORPORATION LTD.

Name of issuer (please print)

Signature of authorized signatory

PAUL MACNEILL, DIRECTOR.

Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:
File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice - Collection and use of personal information
The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the Securities Act. All of the information required under this form, except for the information

contained in the schedule required under section 6, is made available to the public under the Securities Act. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C., V7Y 1L2. Telephone 604-899-6854. Toll free in British Columbia and Alberta 1-800-373-6393.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Minefinders Corporation Ltd..
(Registrant)

Date May 6, 2002

By:

(Print) Name: Paul C. MacNeill
Title: Director

::ODMA\PCDOCS\CMLAW\963633\1